

UNITED FIRE GROUP 2002 ANNUAL REPORT


UNITED FIRE GROUP



United Way

NORWAY




Contents

Annual Meeting

The 2002 annual stockholders' meeting will be held on May 21, 2003, at 10 a.m. in the Company's home office building in Cedar Rapids, Iowa. The usual notices and proxy material will be mailed to stockholders in advance of the meeting.

A copy of Form 10-K filed with the Securities and Exchange Commission is available to stockholders upon request to:

Corporate Secretary
United Fire & Casualty Company
118 Second Avenue SE
P.O. Box 73909
Cedar Rapids, Iowa 52407-3909
Telephone: 319-399-5700

or

Registrar and Transfer Agent
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602



Dare to
CARE





What makes a good leader?

Rudolph Giuliani, whose leadership was demonstrated to the world on 9/11, believes there are certain qualities that set a leader apart. He has learned from observing others that effective leadership is not so much charisma as character, not coercion but commitment.

"A lot of leaders," says Giuliani, "have catchy slogans on their desk...The two-word sign on my desk genuinely summarizes my whole philosophy: I'm responsible." And Secretary of State Colin Powell says: "Leadership is not rank, privilege, titles, or money. It is responsibility."

Leadership takes many forms and has many other distinguishing characteristics, integrity, passion, and optimism among them. But at the heart of all effective leadership is a strongly felt sense of responsibility to others. For United as a company, it is serving its customers responsibly that has established its leadership reputation in the industry.

As a company, we at United are also stepping up to our responsibility to serve our community. In our home community of Cedar Rapids, UFG and its employees devoted amazing efforts last summer to the annual campaign of the United Way of East Central Iowa. As the Pacesetter company for the 2002 campaign, UFG raised thousands of dollars in pledges, and added fun to the effort by participating in a variety of activities, raffles and games—all in support of human service needs in seven Iowa counties.

As individuals, UFG employees demonstrate their leadership every day, in the many ways they serve their colleagues, their neighbors, and their communities. They quietly and consistently show their respect and concern for others. We hope you enjoy reading about some of these fine leaders in the pages that follow.




Dare




Council Member
Jean Schnake





Comparative Financial Highlights

	(Dollars in Thousands Except Per Share Data)	
Years Ended December 31	**2002**	2001
Total Assets	**$2,159,475**	$1,851,839
Net Premiums Earned	**417,286**	372,019
Net Income	**20,786**	24,093
Basic and Diluted Earnings Per Common Share	**1.76**	2.40
Cash Dividends Declared Per Common Share	**0.73**	0.72


2,200
1,900
1,600
1,300
1,000
700
1998
1999
2000
2001
2002

GROWTH IN ASSETS
(in millions)


420
350
280
210
140
70
1998
1999
2000
2001
2002

GROWTH IN PREMIUM INCOME
(in millions)



United Way





Selected Financial Data

	(Dollars in Thousands Except Per Share Data)				
Years Ended December 31	**2002**	2001	2000	1999	1998
Total assets	**$ 2,159,475**	$1,851,839	$ 1,674,109	$1,467,716	$1,250,594
Redeemable preferred stock	**65,113**	–	–	–	–
Operating revenues					
Premiums earned	**417,286**	372,019	333,365	273,051	245,727
Investment income, net	**105,553**	98,909	86,867	75,317	67,928
Realized investment gains (losses), net	**(13,801)**	(186)	(2,082)	2,936	22,796
Commission and other income	**1,839**	2,210	2,429	1,912	1,815
Net income	**20,786**	24,093	15,527	15,384	23,677
Preferred stock dividends and accretions	**3,100**	–	–	–	–
Basic and diluted earnings per common share	**1.76**	2.40	1.55	1.53	2.28
Cash dividends declared per common share	**0.73**	0.72	0.71	0.68	0.67

The selected financial data herein has been derived from the financial statements of United Fire and its subsidiaries. The data should be read in conjunction with "The Chairman's Report," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Consolidated Financial Statements and related Notes."


3
2
1
0
1998
1999
2000
2001
2002
Basic and diluted earnings per common share
Cash dividends declared

EARNINGS PER COMMON SHARE



Ask Sue Ballard about her role in United's hugely successful Pacesetter campaign, and she'll try to convince you that she, herself, had nothing to do with it. "It was the committee," she says. "It was the support John Rife gave us. It was the help we got from the e-business and communications departments. It was the response and participation of all our caring employees. I just helped."

Her claim that she "just helped" doesn't begin to account for the gigantic 63 percent increase in employee giving to United Way. It certainly doesn't explain the coordination of dozens of contests and activities. And it doesn't even come close to describing her role in creating the campaign's spirit of fun.

Someone had to pull it all together, and that someone was Sue. United Way recognized her achievement by naming her its "Campaign Coordinator of the Year."

Chairing UFG's annual United Way campaign is nothing new for Sue, who took on that responsibility three years ago. This year's campaign, however, was "so extra-special," she says, because of the company's role as Pacesetter for the seven-county fund drive. "Our people were all so generous. It was such a good feeling. And the company gave us all the tools and resources to run a good campaign."

Among those resources were the prizes for UFG's unique "early bird drawing." Pledge cards were distributed on a Friday; employees returning them by Monday noon were eligible for the drawing. Prizes included a day off with pay, and a night in a downtown hotel. More than 70 percent of the employees returned pledges in time to qualify for the drawing.

The company parking lot was the scene of another popular activity that combined fun with fundraising. All UFG people were invited to a complementary cookout. "It was a beautiful August day," Sue recalls, "and we had brats and hamburgers. Donations were not required, but were accepted—and this was a very successful event.

"I think our employees really wanted to meet the challenge of being the Pacesetter company. They're proud that we're a leader in the community."

"The greatest leader is not necessarily the one who does the greatest things; he is the one who gets the people to do the greatest things." —FORMER PRESIDENT RONALD REAGAN



Sue Ballard
Human Resource Generalist



For Scott Minkel, serving as a volunteer fireman and an emergency medical technician is a way of being part of his community. The hours of service and training are a small price to pay, he feels, for fine friendships and the satisfaction of helping his neighbors.

Scott had his father's example to follow. His dad had been a volunteer fireman for 15 years, and always spoke highly of the relationships that came from that service. So when Scott and his family moved to Atkins, Iowa, in 1988, it was only natural that he would say yes when he was asked to help.

For Scott, however, there was additional training to become qualified as an EMT: 120 hours of formal classroom instruction, 48 hours of ER work and ambulance "ride time," a national exam and a field day practical exam, covering bleeding, shock management, and medical and trauma assessment. There's also 24 hours of continuing education every two years—and that's just the basic EMT requirement.

Scott has gone beyond that. He has taken specialized training to qualify him for "Intermediate" certification, allowing him to administer IVs. This level requires an additional 12 hours of continuing education. In addition, there's about eight hours of training each month for the fire department, on both fire fighting and medical topics.

Each volunteer wears a pager, and agrees to stay in town on one specific weekend every six weeks, as well as being available during the week. The volunteers respond to such things as car accidents and medical emergencies, as well as fires. "The scariest medical emergencies are those involving children. Most of us have kids, and these cases are hard to deal with. There's always a personal connection. But the training helps you react to the situation and know what to do. The personal trauma comes later."

Fortunately, Atkins is a small community—1,500 population—and serious, traumatic events are rare. And fortunately for Atkins, there are people like Scott Minkel, who thinks of all the hours and expertise he contributes as "just being a good neighbor."

"Leadership is not rank, privilege, titles, or money. It is responsibility."

—SECRETARY OF STATE COLIN POWELL


ATKINS
FIRE DEP

Scott Minkel
Programming Manager and
Assistant Vice President, Information Services



"I've had a blessed life," says Mark Wallenfelsz. "This is a way I can give back a little."

As "big brother" to Nick, 15, Mark feels that he has a unique opportunity to set an example, to help Nick find the right direction. For Nick, who lives with his mother, Mark is "a good role model in my life. I can talk to him, tell him things—it really helps me."

Mark and Nick get together a couple of times a week, doing things Nick likes best—shooting pool, going to movies, and eating out—especially *potatoes olé* at Taco John's, Nick's favorite. "We have a good time," Nick says. "I just like hanging out with him."

For Mark, trying to make a difference in Nick's life brings with it a special responsibility. It isn't always easy to give the most helpful answers, to keep a young person headed in the right direction. But the Big Brothers/Big Sisters program provides testing, training and backup. It begins with psychological testing for prospective "Big Brothers" and one-on-one interviews with the caseworker, which help in assuring the right adult-child match. Then there's specific training to help the adult recognize and deal with sexual abuse. And always, there's the caseworker to help iron out any problems that may arise.

Mark first became interested in the program when he was working in Peoria in 1999. He and his "little brother" there have kept in touch by e-mail since Mark moved to Cedar Rapids. Nick is Mark's second little brother; the program matched the two last fall.

Mark himself is a divorced parent with an 11-year-old daughter—"the best daughter in the world"—who lives miles away. "I wish I could be with her more," he says. He has four brothers and sisters, all of whom remain close.

"I feel good about my life," he says. "I have a strong faith. I'm not extraverted—a bit on the shy side, in fact—and being a big brother gives me a lot of satisfaction.

"I have everything I need. I like sharing."


"Real leadership begins on the inside with your own commitment to inspire the best in others."
—FORMER MEREDITH CORPORATION EXECUTIVE JAMES AUTRY

Mark Wallenfelsz
Commercial Lines Underwriter

"Anyone can dabble, but once you've made that commitment, your blood has that particular thing in it, and it's very difficult for people to stop you."

—COMEDIAN BILL COSBY



Michael Sneeley
Personal Lines Underwriting Manager



Mike Sheeley is no fly-by-night volunteer. He has been a classroom teacher for Junior Achievement of East Central Iowa for 14 years, and now holds the record for longevity in that area.

This year, Mike taught a five-week unit called "Our City" to third graders at Viola Gibson elementary school in Cedar Rapids. He has taught classes from second to eighth grades in the past. His five children—two in college, one in high school, one in third grade and one in second—have all been in his classes, giving him an opportunity to know their friends. And he has taught many times without a child of his own in the group.

"I try to tie in the relevance of their schoolwork to everyday life," Mike says. "I want them to understand the value of life-long education, so they'll never stop learning."

Junior Achievement is an in-school economic education program facilitated by business volunteers. It currently serves 13,512 students in 85 elementary, middle and high schools in four counties—with 823 volunteers. "It's a wonderful program, and I would highly recommend it to anyone who is thinking about making a civic commitment," Mike says.

His own commitment to JA resulted three years ago in an invitation to serve on the board of directors, of which he is now president. He enjoys that work, too, but his first love is working directly with children.

In addition to the time he spends on Junior Achievement, Mike is involved in youth sports, coaching kids' basketball, baseball and soccer teams for the past 12 years. He has coached two national championship soccer teams. His philosophy is simple: Have fun and play hard.

At the parent level, his formula is "F Squared": fun and fundamentals. "All the issues are parent issues," he says. "I just want the kids to learn the game and have a good time." His favorite activity is coaching second grade girls' soccer, and anyone who has ever watched such a game can understand why. "They look at the clouds, they chase butterflies," he says. "They have a good time."



Jackie Volz gives her Pony League softball team her time, her encouragement, her appreciation for the game and her sense of fun—but what she wants most to give them is something they'll use all their lives: an understanding of what it means to be a team member.

"I want them to recognize that they have to rely on their teammates. Teamwork is what makes the game. When they get older, they'll need that skill."

Jackie was coaxed into coaching last spring by her 13-year-old daughter, Kacey, who said, "If you don't do it, Mom, we can't have a team." It was a somewhat rocky beginning, but she soon discovered that she could ask for help from almost anyone in town. It probably didn't hurt that although she is not a Norway, Iowa, native herself, she is married to one.

"Norway is such a big baseball town—I've never seen so many people so big on one thing," she says. "They're very supportive, not critical. They know all the rules. All you have to do is ask!"

The girls start their season in mid-April and from then on, it's practice two nights a week and some Saturdays. They play eight regular games, two each week during June, capping off the season with a Fourth of July tournament. "I was really surprised last year," Jackie says. "Girls this age are going through a lot of changes in their lives, and things don't always go smoothly for them. But we pulled together, and by the end of the season, we were having a blast!"

The three-month season adds up to a lot of hours for Jackie, who also has a son, Matt, 15, and another daughter, Nicole, 10. With her work, her home, and all the children's activities, she is one busy mom.

Nearly 20 girls will participate this year, and Jackie is looking forward to having a good time with them. "I love the game," she says. "And I want every girl to play. When a parent disagrees with this, I just say, 'Relax. Your child is having fun and learning to play the game. It's not for you—it's for the kids.' "

"In leading young people...you can't lecture them. They're not always paying attention to what you're saying...but they're always watching."

—SECRETARY OF STATE COLIN POWELL


NORWAY

Jackie Vo
Customer ice Associate, Accounting



"A leader is chosen because whoever put him there trusts his judgment, character, and intelligence—not his poll-taking skills."

—FORMER NEW YORK MAYOR RUDOLPH GIULIANI

Jean Newlin Schnake
Administrative Manager and Corporate Secretary, United Life
Background, Coralville Mayor Jim Fausett



When a commercial development threatened her residential neighborhood in Coralville, Iowa, Jean Newlin-Schnake organized a group of neighbors and went after the developer, the zoning and planning commission, and the City Council. Six years later, she was elected to the Council and has been instrumental in its adoption of a land-use plan.

In the process, Jean has learned that one person can't make a difference by herself. "You want to make a difference," she says, "but when you get on a board or commission, you see what it takes to actually do that. One person can't do it alone—but one person can get the ball rolling!"

And get the ball rolling she did. She started asking members of the City Council and the planning and zoning commission about the developer's plans, and about the impact they would have on residential areas. She went to commission meetings and Council meetings. She got to know their members. It took a lot of time and a lot of energy. But as a result of her interest, she was appointed to the commission two years later.

She ran for a seat on the Council in 1997, won handily, and has gained the respect of the people she has worked with. "It's so much fun!" she says. "I love the planning—doing a downtown plan, and Oakdale Boulevard plan—and seeing it happen. I've worked hard to get design standards in place. It's a remarkable experience."

The challenge now, she says, is the struggle to find resources. "Cities are in a real bind right now," she says. "Most cities have had to cut back services. Coralville's growth allows it to just keep even. I believe that whatever money the city has after essentials are taken care of should be spent on revenue-producing economic development."

Not everyone agrees with her. "I'm not a politician—I don't do that part well," Jean says. "I can't play the game. Some people won't rock the boat—they won't take a stand. But I feel that this is one area where I have an opportunity to make a difference, and I do love that!"



Called to serve in Operation Iraqi Freedom, Iowa National Guard members John Anderson IV and Kevin Hulett are among the thousands of Americans who are meeting this challenge with determination and commitment.

Facing the possibility that her husband may soon be on his way to the Middle East, Marie Anderson says, "We're both OK with this. We believe this needs to be done. We try to roll with the punches and not think too much about the downside."

John, who earned his wings and was a pilot during an eight-year stint in the Army, is 37 years old. He joined the National Guard in 2001. Previously qualified to fly the OH 58, he was sent to flight school for instruction on the CH 46 Chinook helicopter, often called "the work-horse of the Army." The CH 46 can carry troops and supplies, and John's unit at Fort Campbell, Kentucky, supports the Fourth Infantry Division.

"John says his army hat is back on," Marie reports. Their eight-year-old son, John T. Anderson V, is doing well, she says. "He asks a lot of questions about military equipment, and he plays with his toy soldiers a lot more these days."

For Kevin Hulett, there's no uncertainty about where he'll be– and that brings its own kind of anguish.

As the senior officer stationed in Iowa City, Kevin can go home every night to his wife, Alexis, and sons Jake, eight, and Trevor, six. But Kevin's duties include troop deployment, and that brings an agony all its own. "It's really hard to stay here," he says. "I have good friends that I've literally put in trucks and sent abroad. I have e-mail conversations with them. I'd much rather be there myself."

Kevin, who is 36, has been a member of the National Guard for 17 years. He enlisted as an equipment operator with a combat engineer unit, went to OCS, worked his way up through the ranks and has been a major for five years. He served six months in Germany during Operation Desert Storm and three months on "Forward Sentry" airport duty after September 11. He has also been called up in times of natural disasters.

We at United are proud of the contributions Kevin and John are making as members of our country's all-volunteer military forces.



"The ultimate measure of a man is not where he stands in moments of comfort and convenience, but where he stands at times of challenge and controversy."

—MARTIN LUTHER KING, JR.



Kevin M. Hulett
Major, Iowa Army National Guard
Claims Representative, United Fire Group



John T. Anderson IV
Warrant Officer 3,
Iowa Army National Guard
Corporate Pilot, United Fire G








The Chairman's Report

A TALE OF TWO COMPANIES

Once upon a time there were two companies headquartered in a small midwestern city nestled among the rolling cornfields of eastern Iowa, right in the heart of Grant Wood country, and whose stocks were traded on NASDAQ. One was a high-flying telecom with billions of dollars in debt and no earnings; the other was a stodgy little insurance company which ended the year with over $100 million in cash and during 2002 increased the book value of its common stock by $1.14 per share to $28.94. One's stock was once touted by some of the highest paid analysts on Wall Street; the stock of the other wasn't followed by anyone. (Well, now two analysts do.) One is emerging from bankruptcy and has a fleet of four jets; the other, which recently bought a 12-year-old King Air airplane, earned $17,686,000, and it also once again increased its dividend. You are a stockholder in at least one of these corporations.

Much has been written about the failures of many stock analysts but there was one who in our opinion had it just about right. He lived a long time ago and was a Greek slave. His name was Aesop. His classic treatise on investing was entitled "The Tortoise and the Hare."

2002 saw a significant improvement in our property and casualty underwriting results as our combined ratios, both GAAP and statutory, improved by about three points to 102 percent. Improvements were made in both the loss ratio and expense ratio. Net premiums written increased 14 percent to $418,347,000. This increase was almost entirely the result of higher premiums, as our policy count actually decreased. We continue to reduce our writings of personal lines, which now comprise only 14 percent of our direct book of business.

Once again we have a storm to tell you about. It was Hurricane Lili, which struck Lafayette and central Louisiana on October 3, 2002, resulting in $9,791,000 in losses to us and adding about three points to our loss ratio. After we had dodged the bullet with Isadore, which was aimed right for New Orleans, only eight days later we faced Lili, which blew through Cajun country.

On September 4, 2002, we were notified that a small distributor of builders supplies that American Indemnity insured a couple years back in the eighties, became another victim of the asbestos litigation. The thing that makes the case noteworthy was that this distributor was the 120th defendant in the 122nd amended petition filed in a lawsuit originating many years ago. While we doubt that adding another defendant will increase one iota what the victims will receive for their injuries, we are confident that it will increase what the attorneys receive for handling the case; and we have to occasionally wonder if that isn't the driving force behind our judicial system—to maximize the compensation for attorneys.

In our continuing effort to reduce operating expenses, we consolidated our Lincoln Regional Office




ATKINS
BENTON-LINN
FIRE DISTRICT




into Cedar Rapids on August 1, 2002. Our Lincoln office dates back to our acquisition of the Protective Fire & Casualty Company in January 1981, and many of our employees there had been with the Protective. They had been good, loyal employees, and that made the decision difficult. Still, it did not make economic sense to maintain a fully staffed separate facility only 350 miles from Cedar Rapids.

As the stock market had another bad year and people lost faith in their mutual funds, the demand for annuities soared. At $223,452,000, our annuity writings exceeded our projections by 40 percent. The down side to all this business is that with interest rates falling, it became increasingly difficult to invest all that money and maintain our spreads. Even after investing $397,025,000 we ended the year with well over $100,000,000 in cash. However, we can think of a lot worse things to have than cash.

Concerns over credit quality also made the investment environment difficult, and with the economy not doing well and the war with Iraq, these concerns are ongoing. During the year we took write-downs on nine different bond issuers totaling $13,326,000, a record for your company. The largest of these was WorldCom, which we wrote down by $5,536,000. These write-downs amount to less than 1 percent of our total bond portfolio, which is a substantially smaller percentage than most insurance companies.

On May 6, 2002, your company sold 2,760,000 shares of convertible preferred stock, raising $69,000,000. This was its third public offering. The first was in 1971 when $1,680,000 was raised and the second was in 1986, when we raised $17,250,000. Of the three, this was by far the most successful. In fact, we have been told it was what the S.E.C. refers to as a "hot issue." Who would have thought that a little two-bit insurance company from Cedar Rapids, Iowa, would have a "hot issue"?

If you turn to page 43 you will see we have a new auditor, Ernst & Young LLP. With the demise of Arthur Andersen LLP, we (like all their clients) had to find new auditors. Actually it wasn't much of a competition. With only a very limited number of accounting firms really capable of doing S.E.C. work (plus the fact that your company, unlike many publicly traded companies, has for a number of years used and intends to continue to use different accounting firms for its audit, tax and internal audit work) we didn't have much from which to choose. As it is, we are currently using three of the "big four."

At your Board's meeting on February 21, 2003, Tom Marshall submitted his resignation. Tom has been a director for nearly 20 years and has chaired the Audit Committee. He gave age as his reason, but I suspect it was Sarbanes-Oxley. Since Congress passed this law, audit committee meetings have become a lot longer and the job of Chairman a lot more demanding.

As mentioned earlier, at its meeting on November 15, 2002, your Board increased the dividend on your company's common stock by 3 percent to 75 cents for 2003.




The

Dare





Management's Discussion and Analysis of Financial Condition and Results of Operations

The following financial discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto which can be found on subsequent pages of this report.

This discussion may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "will continue," "might" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Among the factors that could cause our actual outcomes and results to differ are the following: uncertainties with respect to loss reserving; the occurrence of catastrophic events or other insured or reinsured events with a frequency or severity exceeding our estimates; the actual amount of new and renewal business and demand for our products and services; the competitive environment in which we operate, including price, product and service competition; developments in domestic and global financial markets that could affect our investment portfolio and financing plans; impact of regulatory actions on our consolidated financial statements; uncertainties relating to government and regulatory policies; legal developments; changing rates of inflation, interest rates and other economic conditions; a continuation or worsening of global economic conditions; a continuation of or a slow recovery from the United States recession; our relationship with our agencies; the valuation of invested assets; the recovery of deferred acquisition costs; or our relationship with our reinsurers. These are representative of the risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.



RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

Net operating income, which excludes net realized gains and losses, for the year ending December 31, 2002, increased by $5,543,000 to $29,757,000, compared with $24,214,000 in 2001. This was $2.66 per share, after providing for the dividend on the convertible preferred stock, compared with $2.41 per share in 2001. Factors contributing significantly to the change in net operating income included a decrease in the property and casualty segment's accounting principles generally accepted in the United States combined ratio to 101.8 percent in 2002, compared to 104.6 percent in 2001, and improvement in the life segments' operating results.

Net income (net operating income plus after-tax net realized gains and losses on securities) was $20,786,000, or $1.76 per share after providing for the dividend on the convertible preferred stock issued in 2002, compared with $24,093,000 or $2.40 per share in 2001. Net income was reduced by pre-tax net realized investment losses of $13,801,000 in 2002, compared to pre-tax net realized investment losses of $186,000 in 2001. The increase in net realized investment losses in 2002 was due to an increase in write-downs resulting from other-than-temporary impairment losses. In 2002, our largest investment write-down was WorldCom Inc., which we wrote down in the second quarter, resulting in pre-tax charges of $5,536,000. Throughout 2002, eight other securities were written down, which resulted in an additional pre-tax charge to net income of $7,790,000. We also incurred $475,000 of net realized losses on securities that we sold during 2002.

Net premiums earned increased by $45,267,000, or 12.2 percent, to $417,286,000, primarily as the result of premium rate increases in the property and casualty segment. During the 1990s and into 2000, the property and casualty insurance and reinsurance industry was characterized by excess capacity, which resulted in highly competitive market conditions as evidenced by declining premium rates. Beginning in 2000, capacity in the property and casualty market began to contract as companies withdrew from the business or ceased operations. In response to market conditions, many insurance and reinsurance companies, including our companies, began to increase prices. We are continuing to request approval for premium rate increases in the first quarter of 2003. We do not know when the property and casualty market will turn, leading to a leveling or decline of insurance pricing. It is our intention to continue to seek approval for premium rates that are adequate.

Losses and settlement expenses increased by $25,651,000, or 9.5 percent, to $295,980,000 in 2002, due primarily to an increase in the severity of noncatastrophe losses. Although the number of noncatastrophe claims decreased by 5,723, or 12.4 percent, in 2002, the average noncatastrophe direct loss and loss adjustment expense per claim was $6,386 in 2002, compared to $4,829 in 2001. During 2002, we experienced a decrease in estimated losses for property and casualty claims that occurred in prior years, as described in "Property and casualty insurance segment" below.

Pre-tax catastrophe losses decreased from $26,959,000 in 2001 to $18,003,000 in 2002. We had exposure to 25 catastrophes that occurred in 2002, and 23 that occurred in 2001. Our largest catastrophe loss in 2002 was Hurricane Lili, which occurred on October 3, 2002 and resulted in pre-tax direct losses and loss adjustment expenses of $9,791,000 in 2002. Because our catastrophe reinsurance retention in 2002 was $7,500,000 plus 5 percent of losses in excess of $7,500,000 for a catastrophic event, our net exposure to Hurricane Lili was $7,614,000. Incurred losses related to Hurricane Isidore, which occurred on September 26, 2002, were $469,000 in 2002. We attempt to reduce our potential impact of future catastrophes through geographic distribution of risks, reduction of our exposure in catastrophe-prone areas and utilization of reinsurance. We define catastrophes to include events that cause $25,000,000 or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers. This is the same definition utilized by the Insurance Services Office, a supplier of property and casualty statistical data. At United Fire, we also include in our catastrophe totals, those events we believe are, or will be, material to our operations, either in amount or in number of claim counts. Because the occurrence and severity of catastrophes are inherently unpredictable, historical results of operations may not be indicative of future results of operations. Claims from catastrophic events could reduce our net income, cause substantial volatility in our financial results for any fiscal quarter or year or otherwise adversely affect our financial condition or results of operations.

In 2001, we incurred losses of $6,892,000 related to the events of September 11, 2001. During 2002, we incurred an additional $399,000 for this loss. We have no reserves outstanding as of December 31, 2002, for the September 11 events. We consider the September 11 attacks on the World Trade Center to be one event. However, if the judicial system determines that these attacks should be considered multiple events, we estimate, based upon information currently available to us, that our pre-tax losses would increase by approximately $3,000,000.

Other underwriting expenses and amortization together increased in 2002 by $10,857,000, or 9.0 percent, to $131,401,000, primarily as the result of the growth in net premiums written.

Net investment income increased by $6,644,000, or 6.7 percent, to $105,553,000 between 2001 and 2002. Despite the depressed interest rate environment that existed in the United States throughout 2002, annuity deposits and premium receipts have led to growth in our investment portfolio, thus leading to the increase in investment income.

Interest on policyholder accounts increased to $51,735,000 in 2002, compared to $48,213,000 in 2001. We lowered interest-crediting rates on new deposits throughout 2002. Much of the growth in interest credited was primarily a result of the interest credited on existing account balances, where the interest crediting rates are higher than the current rates.

Property and casualty insurance segment

Net income in the property and casualty insurance segment was $17,473,000 in 2002, compared to $15,559,000 in 2001. The segment's net income benefited from an increase in net premiums earned driven by an increase in premium rates, improvement in the accounting principles generally accepted in the United States loss and expense ratios, and decreased catastrophe losses.

Net written premiums increased by 14.3 percent, from $366,138,000 in 2001 to $418,347,000 in 2002. We are focusing our growth efforts on our commercial lines of business, where we are most profitable. Net premiums written increased in the commercial lines by $61,225,000, or 21.3 percent, in 2002, and decreased in the personal lines by $3,339,000, or 5.2 percent, in 2002. During 2002, we implemented rate increases of up to 25 percent in many of our commercial lines of business. We also implemented rate increases in many of our personal lines of business, but we reduced the number of personal lines policies in force.

Direct premiums written were $442,832,000 in 2002, compared to $375,597,000 in 2001. Texas remains our largest state in terms of direct premium volume, with direct premiums written of $63,971,000. Iowa is our second largest state, with direct premiums written of $57,856,000. Our assumed premiums written decreased between 2001 and 2002 from $15,708,000 to $10,766,000 due to the run-off of several assumed reinsurance contracts.

Ceded premiums written increased from $25,167,000 in 2001 to $35,251,000 in 2002. To control costs resulting from higher reinsurance rates in 2002, we increased our retention levels. For our property and casualty lines of business, our retention for 2002 was $1,250,000, which means we had reinsurance for any single claim over $1,250,000. Our loss retention was $1,000,000 for losses that pertain to years 1995 through 2001 and $750,000 or less for losses that pertain to years prior to 1995. We also increased our loss retention levels for the total direct loss we may incur from a single catastrophe. In 2002, we increased the total direct loss we could incur from a single catastrophe, after reinsurance, to $7,500,000 plus 5 percent of losses in excess of $7,500,000. From 1993 to 2001, the limit was $5,000,000.

Beginning January 1, 2003, we increased our retention for any single claim to $1,500,000, but we did not change our catastrophe retention of $7,500,000.

Our reinsurance contracts limit or exclude coverage for losses sustained as a result of terrorist activities. The Terrorism Risk Insurance Act of 2002 was passed by Congress and signed into law by the President on November 26, 2002. The Act defines a "certified" act of terrorism as "an act that is certified by the Secretary of the Treasury as resulting in aggregate losses in excess of $5,000,000, is a violent act or dangerous to human life, property or infrastructure, and is committed by an individual(s) acting on behalf of any foreign person or interest as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion." The Act requires us to offer coverage for certified acts of terrorism on all polices issued or renewed through December 31, 2004.

In 2002, our net premiums earned grew to $389,413,000 from $346,582,000 in 2001. This growth was driven by the increase in our premium rates and was concentrated in our commercial liability lines, where rate increases were as high as 25 percent. Because premiums are recorded in earnings over the life of a policy, we expect the growth in net premiums written to result in continued growth in this category of net premiums earned into 2003.

Losses and settlement expenses incurred in 2002 totaled $280,021,000, reflecting losses and settlement expenses of $291,077,000 resulting from losses that occurred in 2002 and favorable development of $11,056,000 on losses that occurred prior to 2002. The favorable development resulted from a re-estimation of loss reserves established at December 31, 2001, in each of our lines of business except other liability. The deficiency in the other liability line of business of $12,788,000 resulted from a number of large other liability losses reported to us in 2002 for accident years 1997 through 2001. The deficiency in the other liability line of business was more than offset by the redundancies in our other lines of business.

Losses and settlement expenses incurred in 2001 totaled $256,145,000, reflecting $303,182,000 of losses that occurred in 2001 and $47,037,000 of favorable development on losses that occurred prior to 2001. In 2001, the favorable development was concentrated in our commercial automobile liability and other liability lines of business for accidents occurring in years 1998 through 2000.

Our reserving process, which contributed to the favorable development in 2002 and 2001, is presented under "Reserves" later in this discussion. Our liability lines of business are considered long-tail lines of business due to the length of time that may elapse before claims are finally settled. Therefore, we may not know our final development on individual claims for many years. Our estimates for losses, particularly in these long-tail lines, are dependent upon many factors, such as our estimate of the severity of the claim, the legal environment, inflation and medical costs. We consider all of these factors, as well as others, in estimating our loss reserves. As conditions or trends with respect to these factors change, we change our estimate for loss reserves accordingly.

In 2002, our favorable development was attributable to savings of approximately $1,858,000 from workers' compensation medical bill reviews, compared to approximately $1,290,000 in 2001; savings of approximately $2,795,000 from the use of alternative dispute resolution in 2002, compared to approximately $3,930,000 in 2001; recoupment of approximately $3,358,000 from salvage and subrogation in 2002, compared to approximately $5,643,000 in 2001 and savings of approximately $3,045,000 in 2002 attributable to both the payment of claims for less than the amounts reserved and from reductions in loss reserves due to additional information on individual claims that we received after the reserves for those claims had been established, compared to approximately $36,174,000 in 2001. The additional favorable information we consider is unique to each claim. Such information includes facts that reveal we have no coverage obligation for a particular claim, changes in applicable laws that reduce our liability or coverage exposure on a particular claim, facts that implicate other parties as being liable on a particular claim and favorable court rulings that decrease the likelihood that we would be liable for a particular claim. Additional information relating to severity also is unique to each claim. For example, we may learn during the course of a claim that bodily injuries are less severe than originally believed or that damage to a structure is merely cosmetic instead of structural, as originally reported.

For 2001, the development of our loss reserves in many of the categories discussed above was affected by adjustments in reserves made with respect to the book of business acquired in our purchase of American Indemnity Financial Corporation in August 1999. Following this purchase, we began a detailed review of many of the case reserves established for this business. This review was undertaken both as part of our assimilation of the case reserves into our own reserves and as a result of our belief upon completing an initial overview of reserves that many claims had insufficient reserves. We had some of our most experienced claims personnel conduct this initial review. The reserve changes made were based on the judgment of claims professionals experienced in evaluating bodily injury and property damage claims and knowledgeable about the legal environment, including trends in the geographical area involved. We also factored in our actual experience with the

American Indemnity book of business as we began to settle the losses and review additional claims not a part of the initial reserve review. As a result, we increased reserves the last quarter of 1999 in this book of business by approximately $10,000,000. Through December 31, 2001, we had experienced redundancies of approximately $3,900,000 relating to this reserve increase. We believe most of this redundancy has occurred due to the application of our aggressive claims handling and settlement philosophy on the assimilated claims. As of December 31, 2002, we believe the American Indemnity companies' losses are reserved in accordance with our loss reserving philosophy, and that redundancies experienced in 2002 of $1,297,000 on these claims are due to the savings factors described in the preceding paragraph.

Conditions and trends that have historically affected the prior years' loss development of reserves may not necessarily occur in the future. Despite our history of favorable development on prior years' reserves, our current reserves for claims may prove to be inadequate, which could have a material impact on our net income and stockholders' equity.

As a measure of our underwriting profitability, we calculate a "combined ratio," which is the sum of two ratios, the loss ratio and the expense ratio. We calculate the combined ratio on both an accounting principles generally accepted in the United States basis and a statutory basis, which is a more conservative basis of accounting and one which is required in the reports that we file with the state insurance departments in the states in which we are domiciled. We utilize the statutory basis of accounting for comparative purposes when we compare our results with those of other property and casualty insurance companies. On a statutory basis of accounting, the loss ratio is calculated by dividing net losses and net loss adjustment expenses incurred by net premiums earned, because losses occur over the life of a policy. On a statutory basis of accounting, the expense ratio is stated as a percentage of premiums written rather than premiums earned, because most underwriting expenses are paid when policies are written and are not amortized over the policy period. The statutory underwriting profit margin is the extent to which the combined ratio is less than 100 percent. In 2002, our statutory combined ratio was 101.9 percent, which compares favorably with the industry statutory combined ratio of 105.7 percent, as estimated by A.M. Best Company, a leading insurance industry rating agency and data provider. Our statutory combined ratio was 104.7 percent in 2001. Without the effect of catastrophes, our statutory combined ratio was 97.3 percent in 2002 and 97.0 percent in 2001.

Under accounting principles generally accepted in the United States, the loss ratio is computed in the same manner as under the statutory basis of accounting, but the expense ratio is determined by matching underwriting expenses to the period when net premiums were earned, rather than by when net premiums were written. In 2002, our combined ratio, calculated on the basis of accounting principles generally accepted in the United States, was 101.8 percent, compared to 104.6 percent in 2001. Without the effect of catastrophes, our combined ratio calculated according to accounting principles generally accepted in the United States was 97.2 percent in 2002 and 96.8 percent in 2001.

We review the net loss ratio to measure our profitability by line and make pricing and underwriting decisions based upon these results. The net loss ratio was 71.9 percent in 2002, 74.4 percent in 2001 and 74.2 percent in 2000. In the following table, we present the net loss ratio for each of the last three years for each of our lines of business. The information in the table below is presented in accordance with accounting principles generally accepted in the United States.

Years ended December 31	**2002**			2001			2000		
(Dollars in Thousands)	**Premium Earned**	**Losses & Loss Adjustment Expenses Incurred**	**Loss Ratio**	Premium Earned	Losses & Loss Adjustment Expenses Incurred	Loss Ratio	Premium Earned	Losses & Loss Adjustment Expenses Incurred	Loss Ratio
Commercial lines:									
Fire and allied lines	**$ 104,342**	**$ 65,027**	**62.3%**	$ 83,522	$ 64,751	77.5%	$ 70,553	$ 47,921	67.9%
Other liability	**83,668**	**61,835**	**73.9**	67,663	37,622	55.6	56,951	35,134	61.7
Automobile	**76,273**	**52,500**	**68.8**	64,390	43,101	66.9	53,137	43,403	81.7
Workers' compensation	**31,137**	**31,567**	**101.4**	29,475	25,369	86.1	25,858	16,844	65.1
Fidelity and surety	**21,917**	**1,853**	**8.5**	20,481	3,536	17.3	18,087	2,685	14.8
Miscellaneous	**866**	**505**	**58.3**	658	516	78.4	511	484	94.7
Total commercial lines	**$ 318,203**	**$ 213,287**	**67.0%**	$ 266,189	$ 174,895	65.7%	$ 225,097	$ 146,471	65.1%
Personal lines:									
Automobile	**$ 34,424**	**$ 28,808**	**83.7%**	$ 33,826	$ 25,963	76.8%	$ 32,185	$ 21,700	67.4%
Fire and allied lines	**27,299**	**30,271**	**110.9**	28,292	31,362	110.9	26,681	25,040	93.8
Miscellaneous	**672**	**467**	**69.5**	771	782	101.4	769	(4,388)	(570.6)
Total personal lines	**$ 62,395**	**$ 59,546**	**95.4%**	$ 62,889	$ 58,107	92.4%	$ 59,635	$ 42,352	71.0%
Reinsurance	**$ 8,815**	**$ 7,188**	**81.5%**	$ 17,504	$ 23,143	132.2%	$ 22,539	$ 37,345	165.7%
Total	**$ 389,413**	**$ 280,021**	**71.9%**	$ 346,582	$ 256,145	73.9%	$ 307,271	$ 226,168	73.6%

Within the commercial lines of business, our best performing line continues to be fidelity and surety, with a loss ratio of 8.5 percent in 2002, and 17.3 percent in 2001. Our surety products provide protection against loss due to nonperformance, such as a construction bond that protects owners against nonpayment by general contractors of material suppliers and subcontractors. Our fidelity products generally provide insurance against loss of money or other property due to the fraud or dishonesty of employees. Despite poor experience in the surety industry, we have continued to show profitability in this line of business. A majority of the industry losses have been in the area of financial guarantees, policies which were widely written by the national surety companies throughout the 1990s. Due to our very limited writing of financial guarantees, we have had minimal losses incurred from this type of bond. Because of the industry's poor experience, many of the national surety companies have raised their surety premium rates, while we and some other regional insurance companies have initiated more modest rate increases and term changes, which has enabled us to obtain additional, favorable surety accounts.

Our other liability line of insurance covers businesses for any liability for bodily injury and property damage arising from general business operations, accidents on their premises and products manufactured or sold. The 2002 loss ratio for this line of business was 73.9 percent, compared to 55.6 percent in 2001. The deterioration between years was due to a number of large losses reported to us in 2002. Many of these losses related to prior accident years. A small portion of these losses were the result of construction defect claims, primarily for residential general and subcontractors. This particular type of claim involves allegations of defective work on construction projects. The claims typically involve numerous parties and insurers. Our reserves for construction defect claims are based upon information that is currently available to us, as well as our past loss experience, and the current legal environment. Future judicial and regulatory actions concerning construction defect liability creates uncertainty as to our ultimate liability for these types of claims.

Typically, other liability claims have a significant amount of loss adjustment expense associated with them, and because our loss reserves in this line increased, so did our reserve for loss adjustment expenses. Due to our experience in this line in 2002, we also increased our other liability reserves for losses that have been incurred, but not yet reported to us; such reserves are estimates that are calculated using our historical experience by line of business.

Our commercial automobile insurance covers physical damage to an insured's vehicle as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured or uninsured or underinsured motorists and the legal costs of defending the insured against lawsuits. Our policy is to write only standard automobile insurance. We do not write coverage for large fleets of automobiles. Our experience in this line has deteriorated, as measured by the increased loss ratio of 66.9 percent in 2001 to 68.8 percent in 2002, due primarily to an increase in the severity of losses.

Our commercial fire and allied line of insurance covers losses to an insured's property, including its contents, as a result of weather, fire, theft or other causes. We provide this coverage through a variety of business policies. The loss ratio for this line of business improved to 62.3 percent in 2002, compared to 79.5 percent in 2001. The improvement in this line of business was due primarily to premium rate increases and a decrease in the frequency of noncatastrophe losses.

Workers' compensation continues to be a poorly performing line of commercial business. The loss ratio deteriorated to 101.4 percent in 2002, from 86.1 percent in 2001. We continue to write this line of business as part of an overall commercial account. The deterioration in 2002 was primarily the result of an increase in severity of claims, coupled with modest premium rate increases. Intense competition in the workers' compensation line, as well as state insurance department regulation of rates, has resulted in lower premium rate increases in this line of business when compared to our other commercial lines of business.

Our reinsurance line of business improved in 2002, with a net loss ratio of 81.5 percent, compared to 132.2 percent in 2001. The majority of the impact from the September 11 events is included in the 2001 results. In 2002, we incurred assumed losses and expenses of $6,858,000, compared with $26,210,000 in 2001. The improvement resulted primarily from a reduced number of contracts and exposure in assumed reinsurance business. We continue to have exposure, primarily catastrophe coverages, related to the assumed reinsurance contracts written prior to 2001, as well as to the small number of assumed reinsurance contracts that we have continued to underwrite. We believe that as of December 31, 2002, our loss reserves established for the assumed reinsurance business are appropriate. We anticipate that we will decrease the assumed loss reserves each year as the nonrenewed assumed reinsurance contracts continue to run off and the losses are paid out.

The deterioration in the loss ratio for our personal lines of business was the result of an increase in the severity of both catastrophe and noncatastrophe losses. Through selective underwriting, we have reduced our number of personal lines policies in force by 22,984, or 18 percent, in 2002. In 2002, our personal lines represented 16.3 percent of our direct property and casualty premiums written, compared to 17.9 percent in 2001.

The expense ratio was 29.9 percent in 2002, compared to 30.7 percent in 2001. We experienced this stability in our expense ratio as a result of maintaining steady underwriting expenses while seeing growth in premiums written and earned. We anticipate that the closing of our branch office in Lincoln, Nebraska, during the third quarter of 2002 will contribute to further improvement in our expense ratio.

Reserves

Losses and loss adjustment expenses incurred represent actual payments made and changes in estimated future payments to be made, including expenses required to settle both reported and unreported losses. For reported losses, we establish reserves based upon policy provisions, accident facts, injury or damage exposure, trends in the legal system, historical results and other factors. For unreported losses, we establish reserves for each line of business based on the probable number and nature of losses, determined on the basis of historical and statistical information. Once we have established reserves, we closely monitor and adjust them as losses develop. We regularly review our reserve calculations and, as required by state law, we engage an independent actuary to render opinions as to the adequacy of the statutory reserves we establish. We file the actuarial opinions in those states where we are licensed. There are no material differences between our statutory reserves and those established under accounting principles generally accepted in the United States.

To establish loss and loss adjustment expense reserves, we make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in our financial statements. Actual results could differ materially from those estimates. The estimate of these reserves is subjective and complex and requires us to make estimates about the future payout of claims, which is inherently uncertain. When we establish and adjust reserves, we do so based on our knowledge of the circumstances and facts of claims. Upon notice of a claim, we establish a case reserve for losses based on the claims information reported to us at that time. Subsequently, we conduct an investigation of each reported claim, which allows us to more fully understand the factors contributing to the loss and our potential exposure. This investigation may extend over a long period of time. As our investigations of claims develop and as our claims personnel identify trends in claims activity, we refine and adjust our estimates of case reserves. To evaluate and refine our overall reserving process, we track and monitor all claims until they are settled and paid in full and all salvage and subrogation claims are resolved.

For incurred but not reported losses, we estimate the amount of reserves for each line of business on the basis of historical and statistical information. We consider historical patterns of paid and reported claims, industry data, and the probable number and nature of losses arising from claims that have occurred but have not yet been reported for a given accident year.

Over the course of the last 10 accident years, our reserves for losses and loss adjustment expenses have exceeded our incurred losses and loss adjustment expenses. Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. Our philosophy is to establish reserves that are appropriate and reasonable, but assume a pessimistic view of potential outcomes. Generally, our best estimate of reserves is slightly above the midpoint of a range of reasonable estimates. We believe that it is appropriate and reasonable to establish a best estimate within a range of reasonable estimates for use in determining reserves. We believe the use of a range of reasonable reserves is especially effective when we are reserving for claims for bodily injury, disabilities and similar claims, for which settlements and verdicts can vary widely. Our reserving philosophy may result in favorable development in succeeding years that will decrease loss and loss adjustment expenses for prior year claims in the year of adjustment. While we realize that this philosophy, coupled with what we believe to be aggressive and successful claims management and settlement practices, has resulted in year-to-year redundancies in reserves, we believe our approach is better than experiencing year-to-year uncertainty as to the adequacy of our reserves.

Overall, the factors contributing to our year-to-year redundancy include the following:

- Our philosophy is to establish reserves that are appropriate and reasonable, but assume a pessimistic view of potential outcomes;
- We use claims negotiation to control the size of settlements;
- We assume that we have liability for all claims, even though the issue of liability may in some cases be resolved in our favor;
- We focus on loss prevention services to enhance workplace safety and to prevent accidents and illness;
- We promote claims management services to encourage return-to-work programs, case management by nurses for serious injuries and management of medical provider services and billings; and
- We use programs and services to help prevent fraud and to assist in favorably resolving cases.

Asbestos and environmental losses

At December 31, 2002, we established $1,632,000 in asbestos and environmental loss reserves, compared to $1,107,000 at December 31, 2001. The estimation of loss reserves for environmental claims and claims related to long-term exposure to asbestos and other substances is one of the most difficult aspects of establishing reserves, especially given the inherent uncertainties surrounding such claims. Although we record our best estimate of loss and loss adjustment expense reserves, because of the significant uncertainties involved and the likelihood that these uncertainties will not be resolved for many years, the ultimate amounts paid upon settlement of such claims may be more or less than the amount of the reserves.

Mold losses

The existence of certain airborne mold spores resulting from moisture trapped in confined areas has been alleged to cause severe health and environmental hazards. We have current and potential future exposure to mold claims in both our commercial and personal lines of business. While mold is a potential problem in several states, Texas has been at the forefront of mold insurance issues. Our Texas homeowners policies contain a mold exclusion and our Texas commercial property policies include a $25,000 limitation with respect to claims arising from mold. We have also received approval for a total mold exclusion for our commercial general liability policies. As market conditions permit, we plan to implement any coverage reforms permitted by the Texas Department of Insurance that would enable us to reduce our exposure in Texas to claims related to mold. We believe that it is unlikely that any such loss would have a material adverse effect on our financial condition or our cash flows. However, due to the uncertainty of future changes in Texas regulation, we cannot estimate our future probable liability for mold claims. Also, as case law expands, we may be subject to mold-related losses beyond those intended by policy coverage and not addressed by exclusionary or limiting language. Loss reserve additions arising from future unfavorable judicial trends cannot be reasonably estimated at the present time.

Life insurance segment

Our life insurance segment's operating earnings are derived primarily from premium revenues and investment income, reduced by interest credited, benefits to policyholders and expenses. In 2002, our life insurance segment recorded net operating income of $11,221,000, compared to net operating income of $9,880,000 in 2001.

Net income recorded by the life segment for 2002 was $3,313,000 compared to $8,534,000 for 2001. The change in net income was attributable primarily to growth in net investment income, offset by an increase in net realized investment losses. Net investment income earned increased by $7,127,000, or 10.1 percent, in 2002 to $77,809,000. Despite depressed interest rates, annuity deposits increased our life segment's investment portfolio, leading to the increase in investment earnings. The increase in net realized investment losses was primarily due to investment write-downs of $11,836,000 in 2002 versus investment write-downs of $3,503,000 in 2001.

Net premiums earned by the life segment in 2002 totaled $27,873,000, compared to $25,437,000 in 2001. Annuity deposits collected are not reflected in net premiums earned. Rather, revenues for annuities consist of policy surrender charges and investment income earned. In 2002, annuity deposits were $223,452,000, compared to $163,115,000 in 2001. Annuity deposits are invested and recorded as liabilities, referred to as future policy benefits.

In 2002, we credited interest of $51,735,000 to our fixed annuity and universal life policyholder accounts, compared to $48,213,000 in 2001. We establish our interest crediting rates based upon current market conditions and maintain a "spread" by crediting rates on our policyholder account balances that are less than the ratio of net investment income to average invested assets. We decreased interest-crediting rates during 2002 and 2001 for new deposits. The increase in our expense for interest on policyholders' accounts in 2002 was primarily a result of the interest credited on existing account balances. We do not write variable annuity products or variable insurance products. Our fixed annuity products expose us to the risk that changes in interest rates could reduce our spread and the rate of return that we are able to earn on our investments. Because of the poor performance of the market during 2002, our spread has been reduced due to the decreased rate of return earned on funds invested in 2002. We have significant amounts of annuities up for renewal beginning in 2004. Because of current market conditions, and the resulting low interest rates, there exists a risk of nonrenewal of these annuities. Because of the magnitude of annuities we have at risk, our financial results could be significantly affected. However, we have historically been able to overcome various market conditions in maintaining and growing our annuity business.

Investment operations

Our primary investment strategy is to invest in assets that will meet immediate and long-term insurance obligations and maximize after-tax returns with appropriate risk diversification. Cash received from insurance operations is invested in primarily high quality investment grade corporate and municipal fixed income or equity securities.

Total invested assets increased $207,187,000, or 13.7 percent, to $1,722,036,000 at December 31, 2002, compared to December 31, 2001. Of this growth, $35,301,000 was attributable to changes in the market prices of our securities classified as available-for-sale, which are reported at fair value. The unrealized appreciation from these investments is reported net of tax as a separate component of stockholders' equity. The fair value of securities in our investment portfolio may fluctuate depending on general economic and market conditions or events relating to a particular issuer of securities. Because the changes in the fair value of available-for-sale securities and other invested assets in our investment portfolio are reflected in our financial statements, fluctuations in fair value could result in unrealized investment losses, thereby affecting our stockholders' equity.

At December 31, 2002, $1,398,636,000, or 88 percent, of our fixed maturities were classified as available-for-sale, compared to $1,142,614,000 or 83 percent at December 31, 2001. During 2002, we added trading securities to our portfolio. Our trading securities consist primarily of convertible redeemable preferred securities, which are recorded at fair value, with any changes in fair value recognized in earnings. Our remaining fixed maturities are classified as held-to-maturity and are reported at amortized cost. As of December 31, 2002, 87 percent of our fixed maturities were investment grade, as defined by the National Association of Insurance Commissioners' Securities Valuation Office, and had ratings of Class 1 or Class 2.

The composition of our investment portfolio at December 31, 2002, is presented in the table on the following page in accordance with accounting principles generally accepted in the United States.

(Dollars in Thousands)	Property & Casualty Insurance Segment	Percent of Total	Life Insurance Segment	Percent of Total	Total	Percent of Total
Fixed maturities [1]	$ 416,551	79.3%	$1,172,406	98.0%	$ 1,588,957	92.2%
Equity securities	95,485	18.2	4,009	0.3	99,494	5.8
Mortgage loans	–	–	12,109	1.0	12,109	0.7
Policy loans	–	–	7,930	0.7	7,930	0.5
Other long-term investments	11,821	2.2	–	–	11,821	0.7
Short-term investments	1,575	0.3	150	–	1,725	0.1
Total	$ 525,432	100.0%	$1,196,604	100.0%	$ 1,722,036	100.0%

[1] Available-for-sale and trading fixed maturities are carried at fair value, while held-to-maturity fixed maturities are carried at amortized cost.

Net investment income increased by $6,644,000, or 6.7 percent, to $105,553,000 between 2001 and 2002. More than 95 percent of our investment income originates from interest on fixed maturities. Our remaining investment income is derived from dividends on equity securities, interest on other long-term investments, interest on mortgage loans, interest on policy loans and rent earned from tenants in our home office. The average investment yield, which is investment income divided by average invested assets, was 6.4 percent in 2002, compared to 6.7 percent in 2001. We attribute the decrease between years to the reinvestment of proceeds from maturing fixed maturities and the investment of new funds at lower investment yields during 2002 due to market conditions.

We recorded net realized losses on securities of $13,801,000 in 2002, compared to net realized losses of $186,000 in 2001. The 2002 net loss included other-than-temporary asset impairments of $13,326,000 related to noninvestment grade corporate bonds, which we recognized in 2002. See "Critical Accounting Policies" later in this discussion for a presentation of our impairment policy. We regularly review the other-than-temporarily impaired securities for appropriate valuation. Based on the existing status and condition of these securities, we do not currently anticipate additional losses, but continued credit deterioration of some securities is possible, which may result in further write-downs.

Federal income taxes

Our effective federal income tax rate of 20.2 percent was less than the applicable federal tax rate of 35 percent due primarily to our portfolio of tax-exempt securities. In 2001, our effective rate was 15.8 percent. The change between years in effective rates was driven primarily by two factors: during 2002, we held a smaller portfolio of tax-exempt securities than in 2001 and in 2001, we eliminated a deferred tax liability of $1,143,000. We had established the deferred tax liability in connection with a Revenue Agent Review and other tax contingencies related to the 1999 purchase of American Indemnity Financial Corporation. The Revenue Agent Review has been settled, and we believe that the reserve for other tax contingencies was unnecessary at December 31, 2001. The effect of the elimination was a reduction of deferred tax liabilities and a reduction in federal income tax expense of $1,143,000 in 2001.

At December 31, 2002, we had $25,040,000 of net operating loss carryforwards acquired in the purchase of American Indemnity Financial Corporation in August 1999. The utilization of these net operating losses is limited by the Internal Revenue Code. The net operating losses began to expire prior to our purchase of American Indemnity Financial Corporation and will continue to expire in various future years through 2019. Our property and casualty insurance segment must generate sufficient taxable income to be able to use the deferred tax asset associated with the net operating loss carryforwards before their expiration.

Due to uncertainty of the realizable value of the deferred tax asset, we recorded a valuation allowance of $8,386,000 at December 31, 2002. The valuation allowance recorded on our deferred tax asset decreased by $548,000 from 2001, due primarily to the utilization of net operating loss carryforwards. In the future, if we can use the net operating losses acquired in the purchase of American Indemnity Financial Corporation, the related reduction in the valuation allowance will be recorded as a reduction to our intangible asset recorded in conjunction with the purchase of American Indemnity Financial Corporation, until the intangible asset has been eliminated, at which time the reduction in the allowance will reduce federal income tax expense.

Minimum pension liability

At December 31, 2002, we have a recorded minimum pension liability of $3,500,000 (before tax), which represents the amount that we recognized to cover a $4,248,000 deficit occurring as a result of our fair value of plan assets being less than our accumulated benefit obligation. The amount of this deficit is first offset by any prepaid pension cost ($748,000) to arrive at the additional pre-tax minimum pension liability required to be recognized in our Consolidated Financial Statements.

At December 31, 2001, we had a recorded minimum pension liability of $549,000 (before tax), which represents the amount that we must recognize to cover a $1,291,000 deficit occurring as a result of our fair value of plan assets being less than our accumulated benefit obligation. The amount of this deficit is first offset by any prepaid pension cost ($742,000) to arrive at the additional minimum pension liability required to be recognized in our Consolidated Financial Statements.



RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

For the year ended December 31, 2001, our consolidated net operating income, which excludes net realized gains and losses on securities, was $24,214,000, or $2.41 per share, compared to $16,713,000, or $1.67 per share, for the year ended December 31, 2000. The most significant factors contributing to the increase were growth in net premiums earned, growth in net investment income and favorable development in our property and casualty loss reserves.

Net premiums earned increased by $38,654,000, or 12 percent, to $372,019,000, due primarily to premium rate increases in our property and casualty insurance segment. Net investment income increased by $12,042,000, or 14 percent, to $98,909,000, with more than $9,000,000 of the increase contributed by our life insurance segment. Annuity deposits increased our life insurance segment's investment portfolio, leading to higher investment earnings. During 2001, we experienced a decrease in estimated losses for property and casualty claims that occurred in prior years, as described in the "Property and Casualty Insurance Segment," which follows.

In 2001, losses and settlement expenses increased by $33,522,000, or 14 percent, to $270,329,000, due primarily to an increase in severity in our fire and allied lines and workers' compensation lines of business. This increased severity more than offset the decrease in prior year estimated property and casualty claim losses. The combination of amortization of deferred policy acquisition costs and other underwriting expenses reflected a moderate increase of $2,772,000, or 2 percent, which primarily resulted from the continued increase in business written across our various property and casualty lines of business, both on a new and renewal basis. Interest on policyholders' accounts increased by $5,803,000, or 14 percent, to $48,213,000, due primarily to interest credited on existing annuity account balances; we decreased interest-crediting rates for new annuity deposits received during 2001.

On a consolidated basis, net income, which is net operating income plus after-tax net realized gains and losses on securities, was $24,093,000, or $2.40 per share, in 2001, compared to $15,527,000, or $1.55 per share, in 2000. We recorded net realized after-tax losses of $121,000 in 2001 and $1,186,000 in 2000. In both years, other-than-temporary impairments on a small number of fixed maturities contributed to realized losses.

During the third quarter of 2001, we began a review of our exposure to the events of September 11, 2001. Because we do not write direct premiums in the eastern United States, we knew that we did not have any material direct exposure as a result of these events. However, we did have assumed reinsurance claims related to the terrorist attacks, resulting in after-tax charges in 2001 of $4,479,000, or $0.45 per share.

Property and casualty insurance segment

Our property and casualty insurance segment recorded net income of $15,559,000 in 2001, compared to net income of $9,810,000 in 2000. Net premiums earned grew by $39,311,000, or 13 percent, to $346,582,000. Much of the net premium written growth was generated by premium rate increases throughout a majority of our lines of business. In 2001, Texas became our largest state in terms of direct premium volume, with direct premiums written of $52,489,000. Iowa was our second largest state, with direct premiums written of $50,807,000.

Our property and casualty insurance segment incurred losses of $256,145,000 in 2001, compared to $226,168,000 in 2000. We experienced favorable development on prior years' estimated losses of $47,037,000 in 2001 and $36,931,000 in 2000. In 2001, this favorable development is attributable to savings from workers' compensation medical bill reviews of approximately $1,290,000; savings from the use of alternative dispute resolution of approximately $3,930,000; recoupment of salvage and subrogation of approximately $5,643,000; savings from adjustments related to our acquisition of American Indemnity Financial Corporation of approximately $3,900,000, which we discuss below; savings from the settlement of claims for less than the amounts reserved of approximately $30,259,000; and savings from reductions in loss reserves due to additional information on individual claims that we received after the reserves for those claims had been established or savings from changes in our estimation of the severity of claims of approximately $2,015,000. The additional favorable information we consider is unique to each claim. Such information includes facts that reveal we have no coverage obligation for a particular claim, changes in applicable laws that reduce our liability or coverage exposure on a particular claim, facts that implicate other parties as being liable on a particular claim and favorable court rulings that decrease the likelihood that we would be liable for a particular claim. Additional information relating to severity also is unique to each claim. For example, we may learn during the course of a claim that bodily injuries are less severe than originally believed or that damage to a structure is merely cosmetic instead of structural, as originally reported.

In 2000, our favorable development of $36,931,000 was attributable to savings from workers' compensation medical bill reviews of approximately $856,000; savings from the use of alternative dispute resolution of approximately $3,543,000; recoupment of salvage and subrogation of approximately $6,163,000; savings from the settlement of claims for less than the amounts reserved of approximately $24,865,000; and savings from reductions in loss reserves due to additional information on individual claims that we received after the reserves for those claims had been established or savings from changes in our estimation of the severity of claims of approximately $1,504,000.

In 2001, favorable development was concentrated in our commercial automobile liability and other liability lines of business. For both lines of business, favorable development was concentrated with respect to accidents occurring in years 1998 through 2000. Offsetting favorable development were incurred losses totaling $303,182,000 for accidents occurring in 2001. In 2000, favorable development was concentrated in our workers' compensation and personal automobile liability lines of business, primarily for accidents occurring in 1998 through 2000. Claims for accidents occurring in 2000 resulted in incurred losses of $263,099,000 in 2000.

For both 2000 and 2001, the development of our loss reserves in many of the categories discussed above was affected by adjustments in reserves made with respect to the book of business acquired in our purchase of American Indemnity Financial Corporation in August 1999. Following this purchase, we began a review of many of the case reserves established for the American Indemnity book of business. This review was undertaken both as part of our assimilation of the case reserves into our own reserves and as a result of our belief upon completing an initial overview of reserves that many claims had insufficient reserves. To conduct the review, we assigned one of our most experienced reserves specialists. Our review was based on our specialist's years of experience in reserving for medical expenses, loss adjustment expenses, bodily injury claims and property damage and his knowledge about the current legal environment, trends in lawsuits and settlement practices. We also factored in our actual experience with the American Indemnity book of business as we began to incur settlement losses and receive claims for which reserves were inadequate. As a result of our review of these reserves, we increased reserves for this book of business by approximately $10,000,000 in the last quarter of 1999. Subsequently, we have experienced redundancies of approximately $3,900,000 in this book of business. We believe this redundancy has occurred due almost entirely to the application of our rigorous claims handling and settlement procedures to this book of business.

In 2001, our statutory combined ratio was 104.7 percent, which compared favorably with the industry statutory combined ratio of 116.0 percent, as reported by A.M. Best Company, a leading insurance industry rating agency and data provider. Our statutory combined ratio was 106.1 percent in 2000. Without the effect of catastrophes, our statutory combined ratio was 97.0 percent in 2001 and 98.2 percent in 2000.

In 2001, our combined ratio, calculated on the basis of accounting principles generally accepted in the United States, was 104.6 percent, compared to 107.1 percent in 2000. Without the effect of catastrophes, our combined ratio calculated according to accounting principles generally accepted in the United States was 96.8 percent in 2001 and 99.2 percent in 2000.

After-tax charges in 2001 for catastrophes, including the September 11 events, were $17,524,000, or $1.75 per share, compared to $15,778,000, or $1.57 per share, in 2000.

In 2001, improvement in our commercial automobile business more than offset deterioration in our personal automobile business. In our commercial automobile business, we imposed stricter underwriting guidelines and aggressively pursued rate increases. We also continued to increase rates and tighten eligibilities for our personal automobile business.

Our reinsurance line of business improved in 2001 with a loss ratio of 132.2 percent, compared to 165.7 percent in 2000. The impact from the September 11 events is included in the 2001 results. While reserves related to the September 11 events increased the loss ratio in this line of business, a decrease in assumed loss reserves partially offset these charges. We decreased assumed loss reserves due to our reduced number of contracts and exposure in assumed reinsurance business. We continue to have exposure, primarily catastrophe coverages, related to assumed reinsurance contracts written prior to 2001. We believe that as of December 31, 2001, our loss reserves established for the assumed reinsurance business were appropriate. We anticipate that we will decrease the assumed loss reserves each year as the nonrenewed assumed reinsurance contracts are further into the run-off period.

Other liability insurance covers businesses for liability for bodily injury and property damage arising from general business operations, accidents on their premises and products manufactured or sold. Our loss ratio in the other liability line of business was favorable when compared with our other lines of business. Our loss ratio was 55.6 percent in 2001 and 61.7 percent in 2000. Appropriate pricing and restrictive underwriting guidelines contributed to the favorable results in the other liability line of business.

The loss ratio for our workers' compensation line of business deteriorated to 86.1 percent in 2001, from 65.1 percent in 2000. Results in 2000 were unusually favorable because we settled many workers' compensation cases favorably, which led to lower payments than were reserved. In 2001, the frequency and severity of the claims reported to us increased, and many of our workers' compensation cases had not settled favorably. We carefully continued to underwrite this line of business and further tightened our eligibility guidelines.

Our fidelity and surety bond business had some deterioration in 2001 when compared to 2000. The loss ratio was 17.3 percent in 2001 and 14.8 percent in 2000. This line continued to be our most profitable. However, for the past several years a soft surety insurance market and competitive pressures had contributed to depressed rates for this line of business. In 2001, we initiated rate increases and stricter underwriting guidelines to address the conditions in this line.

The personal lines loss ratio deteriorated, or increased, to 92.4 percent in 2001 compared to 71.0 percent in 2000. In 2001, we experienced a greater number of fire losses than in 2000. In 2000, our homeowners' business was negatively affected by a hailstorm that swept through the New Orleans area in January 2000.

In 2001, our expense ratio improved to 30.7 percent, compared to 33.5 percent in 2000. Through a consolidation of functions we were able to reduce underwriting expenses incurred relative to premiums written.

Life insurance segment

In 2001, our life insurance segment recorded net income of $8,534,000, compared to net income of $5,717,000 in 2000. The results were driven in both years primarily by investment results. Net investment income earned in 2001 was $70,682,000, compared to $61,468,000 in 2000. Annuity deposits increased our life segment's investment portfolio, leading to higher investment earnings. In 2001 and 2000, a small number of fixed maturities held by the life segment were written down as a result of other-than-temporary declines in market value. These write-downs were the primary reason for net realized losses, after tax, of $1,346,000 recorded in 2001 and $3,089,000 recorded in 2000.

Net premiums earned by the life segment in 2001 totaled $25,437,000, compared to $26,094,000 in 2000. In 2001, annuity deposits were $163,115,000, compared to $165,181,000 in 2000.

In 2001, we credited interest of $48,213,000 to annuity and universal life policyholder accounts, compared to $42,410,000 in 2000. We decreased interest-crediting rates during 2001 for new deposits. The increase in our expense for interest on policyholders' accounts for the year was primarily a result of the interest credited on existing account balances.

Investment results

Premium rate increases and new annuity deposits resulted in additional funds to be invested in 2001. This led to growth in our investment portfolio and resulted in an increase in net investment income earned during the year. In 2001, net investment income was $98,909,000, compared to $86,867,000 in 2000, an increase of 14 percent. The investment yield, which is investment income divided by average invested assets, was 6.7 percent in 2001 and 6.6 percent in 2000.

In 2001 and 2000, we wrote down a small amount of holdings in our fixed income portfolio as a result of other-than-temporary declines in market value and recognized a net realized loss, before tax, of $3,841,000 in 2001 and $2,932,000 in 2000. We continued to review the other-than-temporarily impaired securities for appropriate valuation on an ongoing basis.

The composition of our investment portfolio at December 31, 2001, is presented in the following table in accordance with accounting principles generally accepted in the United States.

	Property & Casualty Insurance Segment		Life Insurance Segment		Total	
(Dollars in Thousands)		Percent of Total		Percent of Total		Percent of Total
Fixed maturities [1]	$ 376,433	76.3%	$ 1,007,797	98.6%	$ 1,384,230	91.4%
Equity securities	104,715	21.2	5,642	0.6	110,357	7.3
Policy loans	–	–	8,201	0.8	8,201	0.5
Other long-term investments	10,166	2.1	150	–	10,316	0.7
Short-term investments	1,745	0.4	–	–	1,745	0.1
Total	$ 493,059	100.0%	$ 1,021,790	100.0%	$ 1,514,849	100.0%

[1] Available-for-sale fixed maturities are carried at fair value, while held-to-maturity fixed maturities are carried at amortized cost.

Federal income taxes

In 2001, our effective income tax rate of 16 percent was less than the applicable federal tax rate of 35 percent due primarily to our portfolio of tax-exempt securities and a reduction in deferred tax liabilities.

In 2001, we eliminated a deferred tax liability of $1,143,000, which we had established in connection with a Revenue Agent Review and other tax contingencies related to the 1999 purchase of American Indemnity Financial Corporation. The Revenue Agent Review had been settled, and we believe that the reserve for other tax contingencies was unnecessary at December 31, 2001. The effect of the elimination was a reduction of deferred tax liabilities and a reduction in federal income tax expense of $1,143,000.

At December 31, 2001, we had $26,605,000 of net operating loss carryforwards acquired in the purchase of American Indemnity Financial Corporation in August 1999. The utilization of these net operating losses is limited by the Internal Revenue Code. The net operating losses began to expire prior to our purchase of American Indemnity Financial Corporation and will continue to expire in various future years through 2019. Realization of the deferred tax asset associated with the net operating loss carryforwards is dependent on generating sufficient taxable income to utilize the net operating losses prior to their expiration.

Due to uncertainty of the realizable value of the deferred tax asset, we recorded a valuation allowance of $8,934,000. The valuation allowance recorded on our deferred tax asset decreased $2,436,000 from 2000, due primarily to the utilization of net operating loss carryforwards. In the future, if we can use the net operating losses acquired in the purchase of American Indemnity Financial Corporation, the related reduction in the valuation allowance will be recorded as a reduction to our intangible asset until the intangible asset has been eliminated, at which point the reduction in the allowance will reduce federal income tax expense.

LIQUIDITY

Cash flow and liquidity is primarily derived from operating cash flows. We invest premiums and annuity deposits in assets maturing at regular intervals to meet our obligations to pay policy benefits, claims and claim adjusting expenses. Our operating activities provided net cash of $58,670,000 in 2002, compared to $24,612,000 in 2001. The increase in cash provided by operating activities was primarily due to growth in premiums. We also have significant cash flows from sales of investments and scheduled and unscheduled investment security maturities, redemptions and prepayments. These cash flows totaled $209,285,000 in 2002 and $209,254,000 in 2001, which were sufficient for our cash flow needs. If our operating and investment cash flows had not been sufficient to support our operations, we have short-term investments that we could utilize for this purpose. We may also borrow up to $20,000,000 on a bank line of credit. We did not utilize our line of credit during 2002 or 2001. Under the terms of our credit agreement, interest on outstanding notes is payable at the lender's prevailing prime rate, minus 1 percent.

We invest funds available for short-term cash needs, primarily in money market accounts, which are classified as cash equivalents. At December 31, 2002, our cash and cash equivalents included $28,837,000 related to these money market accounts, compared to $46,113,000 at December 31, 2001.

Financing activities provided cash of $215,607,000 in 2002, compared to $115,907,000 in 2001. A majority of this increase resulted from net proceeds of $64,884,000 related to the issuance of 2,760,000 shares of convertible preferred stock on May 6, 2002. Of the net proceeds, $30,000,000 was invested in our life insurance subsidiary during 2002. Because of the current unsettled nature of the financial markets, most of the net proceeds are still being held in cash or short-term securities. Other cash provided by financing activities included annuity and universal life deposits, less withdrawals, of $160,665,000 in 2002, compared to $123,132,000 in 2001.

REDEEMABLE PREFERRED STOCK

Redeemable preferred stock totaling $65,113,000 consists of 2,760,000 shares of 6.375 percent Convertible Preferred Stock, Series A, issued at $25 per share in May of 2002. Dividends paid and accrued on our preferred stock in 2002 totaled $2,871,000. Our preferred stock is discussed further in Note 11 of the Notes to Consolidated Financial Statements.

STOCKHOLDERS' EQUITY

Stockholders' equity increased from $278,988,000 at December 31, 2001, to $290,433,000 at December 31, 2002, an increase of 4 percent. Increases to stockholders' equity included net income of $20,786,000 and net unrealized investment appreciation of $2,752,000, after tax. We also issued 1,525 shares of common stock as the result of the exercise of stock options, which increased stockholders' equity by $36,000. Common and preferred stockholder dividends and preferred stock accretion of $10,403,000 decreased stockholders' equity, as did a change in the minimum pension liability, after tax, of $1,726,000. The minimum pension liability resulted from a decrease in the discount rate and a less than expected return on pension assets. Book value per share at December 31, 2002, was $28.94, compared to $27.80 at December 31, 2001. As of December 31, 2002, we had authorization granted by the board of directors to repurchase 89,210 shares of our common stock. In 2002, we repurchased 468 shares of our common stock, all of which were distributed to employees as awards. We did not retire any shares of our common stock in 2002.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Our discussion and analysis of our results of operations and financial condition are based upon our Consolidated Financial Statements, which we have prepared in accordance with accounting principles generally accepted in the United States. As we prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. We believe that our most critical accounting policies are as follows.

Investments

We continually monitor the difference between our cost basis and the estimated fair value of our investments. Our accounting policy for impairment recognition requires other-than-temporary impairment charges to be recorded when we determine that it is more likely than not that we will be unable to collect all amounts due according to the contractual terms of the investment. Impairment charges on investments are recorded based on the fair value of the investments at the measurement date, and are included in net realized gains and losses. Factors considered in evaluating whether a decline in value is other than temporary include: the length of time and the extent to which the fair value has been less than cost; the financial conditions and near-term prospects of the issuer; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery.

Deferred Policy Acquisition Costs –
Property and Casualty Insurance Segment

We defer and amortize policy acquisition costs, including commissions, premium taxes and other variable costs incurred in connection with writing our property and casualty lines of business, over the life of the policies written. We assess the recoverability of deferred policy acquisition costs on a quarterly basis. We do not consider anticipated investment income in determining the recoverability of these costs. The loss and loss adjustment expense ratio we use to estimate the recoverability of costs is based primarily on the assumption that the future loss and loss adjustment expense ratio will approximate that of the recent past. Such adjustments are recorded through operations in the period identified. Actual results could differ materially from such estimates, requiring adjustments to the recorded deferred policy acquisition cost asset.

Deferred Policy Acquisition Costs – Life Insurance Segment
We defer and amortize policy acquisition costs, with interest, on traditional life insurance policies, over the anticipated premium-paying period of the related policies in relation to anticipated premium income on those policies.

We use the retrospective deposit method to defer and amortize policy acquisition costs related to investment contracts and universal life contracts. Under the retrospective deposit method, we amortize acquisition costs in proportion to the present value of expected gross profits from investment, mortality and expense margins and surrender charges. Actual gross profits can vary from our estimates, resulting in increases or decreases in the rate of amortization. We periodically review these estimates and evaluate the recoverability of the deferred acquisition cost asset.

When appropriate, we revise our assumptions on the estimated gross profits of these contracts, and we re-estimate and adjust cumulative amortization for our books of business by a cumulative charge or credit to income.

A material adverse deviation in certain critical assumptions, including surrender rates, mortality experience, or investment performance, would negatively affect our reported deferred policy acquisition cost asset, earnings and stockholders' equity.

Future Policy Benefits and Losses, Claims and Settlement Expenses – Property and Casualty Insurance Segment
Our most significant estimates relate to our reserves for property and casualty losses and loss adjustment expenses. We establish reserves for the estimated total unpaid cost of losses and loss adjustment expenses for events that have already occurred and for those claims that have been incurred but not reported to us. Our estimate of these reserves is subjective and complex and is based on our estimates about the future payout of claims, which are inherently uncertain. When we establish reserves, we do so based on our knowledge of the circumstances and claim facts. We continually review our reserves, and as experience develops and additional information becomes known, we adjust the reserves. Such adjustments are recorded through operations in the period identified. Because of the high degree of uncertainty involved in establishing reserves, revisions to recorded reserves could have a material impact on our results of operations in the period recognized.

Future Policy Benefits and Losses, Claims and Settlement Expenses – Life Insurance Segment
The reserves reflected in our Consolidated Financial Statements are calculated in accordance with accounting principles generally accepted in the United States. We calculate our annuity and universal life policy deposits in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses on the Sale of Investments." Under Statement of Financial Accounting Standards No. 97, a benefit reserve is established at the time of policy issuance in an amount equal to the deposits received. Subsequently, the benefit reserve is adjusted for any additional deposits, interest credited and partial or complete withdrawals. Statutory reserves for the life insurance segment are based upon applicable Iowa insurance laws. Reserves determined for statutory purposes are based upon mortality rates and interest rates specified by state law. Our life insurance subsidiary's reserves meet or exceed the minimum statutory requirements. All of our reserves are developed and analyzed annually by independent consulting actuaries.

Deferred Income Taxes
We are required to establish a valuation allowance for the portion of any deferred tax asset that management believes may not be realized. We have recorded a valuation allowance of $8,386,000 for deferred tax assets relating to American Indemnity Financial Corporation net operating loss carryforwards, which can only be used to offset future taxable income of the property and casualty insurance segment.

Stock-Based Compensation
We have elected to account for our stock options under Accounting Principles Board Opinion No. 25 in accounting for our stock option plan. Under Accounting Principles Board Opinion No. 25, no compensation expense is recognized for grants of options to employees and directors at an exercise price equal to or greater than the market price of the stock on the date of grant. Accordingly, based on our grants to employees in 2002 and 2001, no compensation expense has been recognized.

Pension Expense and Liabilities
We use an outside actuarial service to provide a calculation to determine our pension liability, which we include in our Consolidated Balance Sheet in a liability line labeled "Accrued expenses and other liabilities." We provide assumptions to our actuaries for the expected long-term rate of return and the discount rate. The expected long-term rate of return on pension plan assets considers expected capital market returns over a long-term horizon, inflation rate assumptions and actual returns on plan assets. Lower market interest rates and plan asset returns have resulted in declines in pension plan asset performance and funded status. As a result, the expected return on plan assets was reduced to 8.0 percent (from 8.25 percent for 2002 expense recognition) and the discount rate was reduced to 6.75 percent (from 7.25 percent at the previous measurement date). Both the expected rate of return and the discount rate impact our current and future pension expense and pension liability. The decrease in the expected rate of return and the discount rate will increase pension expense in 2003. We do not know what the expected long-term rate of return will be in the future; it will depend upon market interest rates. If our current assumptions for the expected long term-rate of return and the discount rate prove to be too high, our future expenses and liabilities related to our pension plan will increase.

Postretirement Benefit Expense and Liabilities
The expense and liabilities related to postretirement benefits are calculated based upon a number of actuarial assumptions, the most significant of which are the discount rate and the

expected long-term health care trend rate. The discount rate we utilize for determining postretirement benefit expense and liability is the same as that used for our pension plan. When we estimate the expected long-term health care trend rate, we consider industry trends, our actual health care cost experience and our future benefit structure. For measurement purposes, a 12.0 percent annual rate of increase in the per capita cost of covered health care benefits is assumed for 2003. The rate is assumed to decrease gradually each year to a rate of 5.25 percent for 2010 and remain at that level thereafter. For dental claims, a 5.25 percent annual rate of increase was assumed for 2002, decreasing gradually to 4.75 percent for 2005 and thereafter. If either current assumptions for either the discount rate prove to be too high, and/or the expected long-term health care trend rates prove to be too low, our future expenses and liabilities related to our postretirement benefit plan will increase.

REGULATION

The insurance industry is governed by the individual state insurance departments. All of the insurance departments of the states in which we are domiciled have adopted the codification of insurance statutory accounting principles, effective January 1, 2001. Previously, these principles were prescribed in a variety of publications, as well as state laws, regulations and general administrative rules. The effect on our statutory financial statements as of January 1, 2001, was an increase to statutory policyholders' surplus of $10,300,000. This change does not affect the financial statements in this report that are based on accounting principles generally accepted in the United States. Although, pursuant to codification rules, we may use permitted statutory practices with approval from the insurance departments in our states of domicile, we do not use any statutory permitted practices.

The National Association of Insurance Commissioners annually calculates a number of financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A "usual range" of results for each ratio is used as a benchmark. Departure from the "usual range" on four or more of the ratios could lead to inquiries from individual state insurance departments as to certain aspects of a company's business. None of our insurance companies had four or more ratios outside of the "usual range" at December 31, 2002.

To comply with solvency regulations of the individual state insurance departments, we are required to calculate a minimum capital requirement based on insurance risk factors. The risk-based capital results are used to identify companies that require regulatory attention or the initiation of regulatory action. At December 31, 2002, both our life insurance segment and our property and casualty insurance segment had capital well in excess of the required levels.

We are not aware of any other current recommendations by the National Association of Insurance Commissioners or other regulatory authorities in the states in which we conduct business that, if or when implemented, would have a material effect on our liquidity, capital resources or operations.

RATING AGENCIES

Our financial strength is regularly reviewed by independent rating agencies, who assign a rating based upon items such as results of operations, capital resources and minimum policyholders' surplus requirements.

Our family of property and casualty insurers has received a group rating of "A" (Excellent) from A.M. Best Company. Within the group, all of our property and casualty insurers have an "A" (Excellent) rating, except two insurance subsidiaries that are in a run-off status, which are rated "B+." Our life insurance subsidiary has received an "A-" (Excellent) rating from A.M. Best Company. According to A.M. Best Company, companies rated "A" and "A-" have, "an excellent ability to meet their ongoing obligations to policyholders." A.M. Best Company assigned a "bbb" rating to our convertible preferred stock issue.

Standard & Poor's issued an "A" rating to United Fire & Casualty Company, Addison Insurance Company, Lafayette Insurance Company, United Fire & Indemnity Company, United Fire Lloyds, and United Life Insurance Company. According to Standard & Poor's, an insurer rated "A" has "strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings." A Standard & Poor's Insurer Financial Strength Rating is Standard & Poor's current opinion of the creditworthiness of an insurer with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. Standard & Poor's assigned a "BBB+" rating to our convertible preferred stock issue.

NEW ACCOUNTING STANDARDS

See Note 1 of the Notes to Consolidated Financial Statements for a description of recently issued accounting pronouncements. We believe that the impact of adopting new accounting pronouncements will not materially affect our financial condition or results of operations.

MARKET RISK

Our main objectives in managing our investment portfolio are to maximize after-tax investment income and total investment returns. We develop our investment strategies based on a number of factors, including estimated duration of reserve liabilities, short- and long-term liquidity needs, projected tax status, general economic conditions, expected rates of inflation and regulatory requirements. We manage our portfolio based on investment guidelines approved by our management.

Our investment portfolio is subject to market risk arising from potential changes in the value of the securities we hold in our portfolio. Market risk includes interest rate risk, liquidity risk, foreign exchange risk, credit risk and equity price risk. Our primary market risk is exposure to interest rate risk. Interest rate risk is the price sensitivity of a fixed income security or portfolio to changes in interest rates. We also have limited exposure to equity price risk and foreign exchange risk.

The active management of market risk is integral to our operations. Potential changes in the value of our investment portfolio due to the market risk factors noted above are analyzed within the overall context of asset and liability management. A technique we use in the management of our investment and reserve portfolio is the calculation of duration. Our actuaries estimate the payout pattern of our reserve liabilities to determine their duration, which is the present value of the weighted average payments expressed in years. A target duration is then established for our investment portfolio so that at any given time the estimated cash flowing into the investment portfolio will match the estimated cash flowing out of the reserve portfolio. Our chief investment officer then structures the investment portfolio to meet the target duration to achieve the required cash flow, based on liquidity and market risk factors.

Duration relates primarily to our life insurance segment because the long-term nature of the segment's reserve liabilities increases the importance of projecting estimated cash flows over an extended time frame. At December 31, 2002, our life segment had $895,870,000 in deferred annuity liabilities that are specifically allocated to fixed maturities. We manage the life segment investments by focusing on matching the duration of the investments to that of the deferred annuity obligations. The duration for the investment portfolio must take into consideration interest rate risk. This is accomplished through the use of sensitivity analysis, which measures the price sensitivity of the fixed maturities to changes in interest rates. The alternative valuations of the investment portfolio given the various hypothetical interest rate changes utilized by the sensitivity analysis allow management to revalue the potential cash flow from the investment portfolio under varying market interest rate scenarios. Duration can then be recalculated at the differing levels of projected cash inflows.

Amounts set forth in the table below detail the material impact of hypothetical interest rate changes on the fair value of certain core fixed income investments held at December 31, 2002. The sensitivity analysis measures the change in fair values arising from immediate changes in selected interest rate scenarios. We employed hypothetical parallel shifts in the yield curve of plus or minus 100 and 200 basis points in the simulations. Additionally, based upon the yield curve shifts, we employ in the simulation estimates of prepayment speeds for mortgage-related products and the likelihood of call or put options being exercised. According to this analysis, at current levels of interest rates, the duration of the investments supporting the deferred annuity liabilities is 0.35 years shorter than the projected duration of the liabilities. If interest rates increase by 100 basis points, this difference would be expected to narrow to 0.34 years. The selection of a 100-basis-point increase in interest rates should not be construed as a prediction by our management of future market events, but rather as an illustration of the potential impact of an event.

			(Dollars in Thousands)		
Sensitivity Analysis — Interest Rate Risk	**-200 BP**	**-100 BP**	**Base**	**+100 BP**	**+200 BP**
Asset: Estimated fair value of fixed maturities	$1,931,873	$1,850,270	$ 1,778,787	$ 1,700,5530	$ 1,624,492

The following table details the effect on fair value for a positive and negative 10 percent price change on our equity portfolio.

		(Dollars in Thousands)	
Sensitivity analysis — Equity Price Risk			
	-10%	**Base**	**+10%**
Asset: Estimated fair value of equity securities	$ 89,545	$ 99,494	$ 109,443

To the extent actual results differ from the assumptions utilized, our duration and rate increase measures could be significantly affected. Additionally, our calculation assumes that the current relationship between short-term and long-term interest rates will remain constant over time. As a result, these calculations may not fully capture the impact of nonparallel changes in the relationship between short-term and long-term interest rates.

Foreign currency exchange rate risk arises from the possibility that changes in foreign currency exchange rates will affect the fair value of financial instruments. We have limited foreign currency exchange rate risk in our transactions with foreign reinsurers relating to the settlement of amounts due to or from foreign reinsurers in the normal course of business. We consider this risk to be immaterial to our operations.

Equity price risk is the potential loss arising from changes in the fair value of equity securities. Our exposure to this risk relates to our equity securities portfolio and covered call options we have written to generate additional portfolio income. We do not utilize the options, or any other derivatives for hedging purposes. We minimize the market risk associated with our covered call options by writing covered call options on common stocks that are held in our investment portfolio and that are "out of the money," which means we write the options above the stock's market value at the time the option is written. If the market price of the underlying common stock were to decline, it would be unusual for the option to be exercised since the exercise price would be higher than the market price. At December 31, 2002, we had no open covered call options.



United Way
UNITED FIRE GROUP

DESCRIPTION OF BUSINESS

The terms "United Fire," "we," "us," or "our" refer to United Fire & Casualty Company or United Fire & Casualty Company and its consolidated subsidiaries and affiliate, as the context requires. We are engaged in the business of writing property and casualty insurance and life insurance. We are an Iowa corporation incorporated in January 1946. Our principal executive office is located at 118 Second Avenue SE, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909. Telephone: 319-399-5700.

Our property and casualty segment includes United Fire and the following companies:

- Addison Insurance Company, an Illinois property and casualty insurer; Lafayette Insurance Company, a Louisiana property and casualty insurer; and American Indemnity Financial Corporation, a Delaware holding company, all of which are wholly owned by United Fire & Casualty Company.
- American Indemnity Financial Corporation owns substantially all of American Indemnity Company, a Texas property and casualty insurer. American Indemnity Company has two wholly owned insurance subsidiaries, Texas General Indemnity Company, a Colorado property and casualty insurer, and United Fire & Indemnity Company, a Texas property and casualty insurer. United Fire Lloyds, a Texas property and casualty insurer, is an affiliate of and operationally and financially controlled by United Fire & Indemnity Company.
- Lafayette Insurance Company is the sole owner of Insurance Brokers & Managers, Inc., a Louisiana general agency.

Our life insurance segment consists of United Life Insurance Company, a wholly owned subsidiary of United Fire & Casualty Company.

A table reflecting premiums, operating results and assets attributable to our segments is included in Note 12 of the Notes to Consolidated Financial Statements. All intercompany balances have been eliminated in consolidation.

As of December 31, 2002, we employed 700 full-time employees.



MARKETING

We market our products principally through our home office in Cedar Rapids, Iowa, and in three regional locations: Westminster, Colorado, a suburb of Denver; New Orleans, Louisiana; and Galveston, Texas.

We are licensed as a property and casualty insurer in 41 states, primarily in the Midwest, West and South. Approximately 1,140 independent agencies represent United Fire and our property and casualty subsidiaries. Our life insurance subsidiary is licensed in 26 states, primarily in the Midwest and West, and is represented by approximately 1,330 independent agencies.

Our regional offices are staffed with underwriting, claims and marketing representatives and administrative technicians, all of whom provide support and assistance to the independent agencies. Also, home office staff technicians and specialists provide support to the subsidiaries, regional offices and independent agencies. We use management reports to monitor subsidiary and regional offices for overall results and conformity to our policies.

We compete in the United States property and casualty insurance market with more than 3,200 other insurers. The industry is highly competitive, with insurers competing on the basis of service, price and coverage. Because we rely heavily on independent agencies, we utilize a profit-sharing plan as an incentive for agents to place high-quality property and casualty business with us. In 2003, we estimate property and casualty agencies will receive profit-sharing commissions of $13,149,000, based on business the agencies did in 2002.

Our life insurance segment also operates in a highly competitive industry. We encounter significant competition in all lines of business from other life insurance companies and from other providers of financial services. The life segment utilizes competitive commission rates and other sales incentives to attract and maintain its relationship with independent agencies.

To enhance our ability to compete, we utilize technology in a variety of ways to assist our agents and improve the delivery of service to our policyholders. For example, on our public access Web site that provides general company and product information, we provide a section accessible exclusively to our agents where they can receive quotes, report claims online, make online applications, receive policy approval, and request policy changes. Our agents can also use the agent-only portion of our Web site to access detailed information about our products, order sales literature, and download applications, questionnaires and other forms. Our life agents can view the status of clients' applications and access detailed information on our annuity, universal life, term life and whole life policies. We electronically scan and store our documents, allowing multiple users to simultaneously retrieve and view them. Additionally, we provide our policyholders secure online access to their account information. Our Web site also provides access to our electronic filings with the Securities and Exchange Commission. These filings can be accessed through the "Investor Relations" section of our Web site free of charge. We also voluntarily provide paper and electronic copies of our filings free of charge upon request. Our company Web site address is www.unitedfiregroup.com. We believe our investment in technology allows us to provide enhanced service to our agents, policyholders and investors.

In 2002, direct premium writings on a statutory basis by state were as follows.

	(Dollars in Thousands)			
	Property and Casualty Insurance Segment		Life Insurance Segment[1]	
	Amount	Percent of Total	Amount	Percent of Total
Alabama	$ 4,363	1.0%	$ –	–%
Arizona	577	0.1	284	0.1
Arkansas	9,240	2.1	–	–
California	15,515	3.5	–	–
Colorado	32,314	7.3	9,857	3.8
Florida	11,275	2.5	–	–
Idaho	3,194	0.7	–	–
Illinois	35,281	8.0	13,468	5.2
Indiana	4,615	1.0	5,058	2.0
Iowa	57,856	13.1	112,664	43.5
Kansas	17,068	3.9	5,863	2.3
Louisiana	48,499	11.0	–	–
Michigan	2,300	0.5	7,205	2.8
Minnesota	25,501	5.8	27,004	10.4
Mississippi	7,171	1.6	–	–
Missouri	34,788	7.9	8,135	3.1
Montana	–	–	2,718	1.1
Nebraska	19,850	4.5	15,115	5.8
New Mexico	1,847	0.4	530	0.2
North Dakota	4,798	1.1	13,099	5.1
Oklahoma	–	–	4,433	1.7
South Dakota	16,273	3.7	4,011	1.5
Tennessee	3,084	0.7	355	0.1
Texas	63,971	14.4	6,588	2.6
Utah	3,374	0.7	–	–
Wisconsin	13,826	3.1	19,738	7.6
Wyoming	5,372	1.2	1,787	0.7
Other	880	0.2	925	0.4
	$ 442,832	100.0%	$ 258,837	100.0%

[1] Under statutory accounting principles, deposits from policyholders for universal life and annuity products are recognized as premiums when they are collected. These deposits totaled $238,580,000 for 2002. Under accounting principles generally accepted in the United States, the deposits are reflected as a liability.



PRODUCTS

Property and casualty insurance segment

We write both commercial and personal lines of property and casualty insurance. We focus on our commercial lines, which represented approximately 86 percent of our direct property and casualty premiums written for the year ended December 31, 2002. Our primary commercial lines are tailored business packages that include the following coverages: fire and allied lines, automobile, workers' compensation and fidelity and surety. We also write multiple peril, inland marine and specialty lines for our commercial policyholders.

Our personal lines, which represented approximately 14 percent of our direct property and casualty premiums written for the year ended December 31, 2002, primarily consist of automobile and fire and allied lines coverage. Additionally, we write policies covering recreational vehicles and watercraft.

The table below shows the apportionment of our property and casualty direct premiums written by major category, presented in accordance with accounting principles generally accepted in the United States.

	(Dollars in Thousands)					
Years Ended December 31	**2002**		2001		2000	
		Percent of Total		Percent of Total		Percent of Total
Commercial lines:						
Fire and allied lines[1]	**$ 136,698**	**30.8%**	$ 104,370	27.8%	$ 83,846	26.0%
Other liability[2]	**99,970**	**22.6**	77,525	20.6	64,962	20.2
Automobile	**84,943**	**19.2**	70,788	18.9	59,620	18.5
Workers' compensation	**31,346**	**7.1**	29,528	7.9	27,755	8.6
Fidelity and surety	**24,299**	**5.5**	25,146	6.7	20,776	6.4
Miscellaneous	**2,124**	**0.5**	845	0.2	682	0.2
Total commercial lines	**$ 379,380**	**85.7%**	$ 308,202	82.1%	$ 257,641	79.9%
Personal lines:						
Automobile	**$ 35,115**	**7.9%**	$ 36,056	9.6%	$ 32,906	10.2%
Fire and allied lines[3]	**27,693**	**6.3**	30,576	8.1	30,893	9.6
Miscellaneous	**644**	**0.1**	763	0.2	838	0.3
Total personal lines	**$ 63,452**	**14.3%**	$ 67,395	17.9%	$ 64,637	20.1%
Total	**$ 442,832**		$ 375,597		$ 322,278	

[1] "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.
[2] "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.
[3] "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

The following table shows loss ratios, expense ratios and combined ratios for the periods indicated for us and for the property and casualty industry. The ratios have been prepared on a statutory basis. The industry figures, determined on a statutory basis, in the following table were obtained from A.M. Best Company.

Years Ended December 31	**2002**	**Industry[1]**	2001	Industry	2000	Industry
Loss ratio	**71.9%**	**79.6%**	74.4%	90.1%	74.2%	81.2%
Expense ratio[2]	**30.0**	**26.1**	30.3	26.9	31.9	28.9
Combined ratio	**101.9%**	**105.7%**	104.7%	117.0%	106.1%	110.1%

[1] A.M. Best Company estimate.
[2] Includes policyholder dividends.

The following table shows our loss ratios, expense ratios and combined ratios for the periods indicated. The ratios are presented in accordance with accounting principles generally accepted in the United States. Industry ratios are unavailable because they are not normally calculated in accordance with accounting principles generally accepted in the United States.

Years ended December 31	**2002**	2001	2000
Loss ratio	**71.9%**	73.9%	73.6%
Expense ratio[1]	**29.9**	30.7	33.5
Combined ratio	**101.8%**	104.6%	107.1%

[1] Includes policyholder dividends.

Life insurance segment

United Life Insurance Company underwrites all of our life insurance business. Our principal life insurance products are single premium annuities and universal life products. For the year ended December 31, 2002, single premium annuities accounted for approximately 87 percent of our life insurance premium revenues, determined on the basis of statutory accounting principles, and universal life products accounted for approximately 6 percent of that revenue. Under statutory accounting principles, deposits for policyholders on universal life and annuity products are recognized as premiums when they are collected. Under accounting principles generally accepted in the United States, the deposits are considered policyholder liabilities. We also underwrite and market single premium whole life insurance, term life insurance, credit life insurance and disability insurance products. Additionally, we offer an individual disability income rider that may be attached to our life insurance products. We do not write variable annuities or variable insurance products.

Total life insurance in force, before reinsurance, is $4,183,244,000 as of December 31, 2002. Universal life insurance represents 44 percent of insurance in force at December 31, 2002, compared to 45 percent at December 31, 2001.



REINSURANCE

Property and casualty insurance segment

Our property and casualty segment follows the industry practice of reinsuring a portion of its exposure by ceding to reinsurers a portion of the premium received and a portion of the risk under the policies reinsured. Reinsurance is purchased to reduce the net liability on individual risks to predetermined limits and to protect against catastrophic losses from a single catastrophe, such as a hurricane or tornado. Catastrophe protection is purchased on direct business.

We use many reinsurers, both domestic and foreign; this helps us to avoid concentrations of credit risk associated with our reinsurance. Our principal reinsurers include Employers Reinsurance Corporation, AXA Corporate Solutions Insurance Company, Continental Casualty Company, Hanover Ruckversicherungs and Partner Reinsurance Company of the United States.

Because catastrophes are by their nature unpredictable, the frequency and severity of catastrophic losses experienced in any year could potentially be material to our results of operations and financial position. Typical catastrophes experienced by our policyholders include windstorms, hailstorms, tornados and hurricanes. Other catastrophes include earthquakes, wildfires and terrorist acts. The severity of a particular catastrophe is a function of various factors, including the number of policies we have written in the area of the catastrophe and the severity of the event. We continually assess how we manage our exposure to catastrophe losses; we do this through individual risk selection, by limiting the concentration of insurance written in certain areas and through the purchase of catastrophe reinsurance.

Historically, we have acted as a reinsurer, assuming both property and casualty reinsurance from other insurance or reinsurance companies. Most of the business we have assumed is property reinsurance with an emphasis on catastrophe coverage. During the second quarter of 2000, we began to significantly reduce our writing of assumed reinsurance business. Most of our reinsurance business expired on or before December 31, 2000, and we continue to limit our exposure through the selective renewal of our remaining reinsurance contracts. We will continue to have exposure related to the assumed reinsurance contracts that we have elected to continue to write.

Our property and casualty insurance segment limits the direct risk that it retains by reinsuring direct risks in excess of our retention limits. For our property and casualty lines of business, our retention for 2002 was $1,250,000, which means we have reinsurance for any single claim over $1,250,000. Our loss retention is $1,250,000 for losses that pertain to 2002, $1,000,000 for losses that pertain to years 1995 through 2001 and $750,000 or less for losses that pertain to years prior to 1995. We also have reinsurance that limits the total direct loss we may incur from a single catastrophe. The total direct loss we may incur from a single catastrophe, after reinsurance, is

$7,500,000 plus 5 percent of losses in excess of $7,500,000 for 2002 and $5,000,000 for years 1993 through 2001.

The ceding of reinsurance does not legally discharge us from primary liability under our policies, and we must pay the loss if the reinsurer fails to meet its obligation. We monitor the financial condition of our reinsurers. At December 31, 2002 and 2001, there were no uncollectable reinsurance balances that would result in a material impact on our financial statements. In accordance with accounting principles generally accepted in the United States and industry practice, we account for premiums, both written and earned, and losses incurred net of reinsurance ceded.

The table below sets forth the aggregate direct and assumed premiums written, ceded reinsurance and net premiums written for the three years ended December 31, 2002, 2001 and 2000, and is presented in accordance with accounting principles generally accepted in the United States.

Years Ended December 31 (Dollars in Thousands)	**2002**	**Percent of Total**	2001	Percent of Total	2000	Percent of Total
Fire and allied lines[1]	**$ 164,630**	**39.4%**	$ 134,275	36.7%	$ 116,429	35.8%
Automobile	**120,141**	**28.7**	106,863	29.2	90,747	27.9
Other liability[2]	**100,614**	**24.1**	78,288	21.4	65,801	20.2
Workers' compensation	**33,456**	**8.0**	30,662	8.4	28,385	8.7
Fidelity and surety	**24,299**	**5.8**	25,146	6.9	20,776	6.4
Reinsurance assumed	**8,335**	**2.0**	14,021	3.8	24,179	7.4
Miscellaneous	**2,123**	**0.5**	2,050	0.6	1,483	0.5
Aggregate direct and assumed premiums written	**$ 453,598**	**108.5%**	$ 391,305	107.0%	$ 347,800	106.9%
Reinsurance ceded	**35,251**	**8.5**	25,167	7.0	22,748	6.9
Net premiums written	**$ 418,347**	**100.0%**	$ 366,138	100.0%	$ 325,052	100.0%

[1] "Fire and allied lines" includes fire, allied lines, homeowners, commercial multiple peril and inland marine.

[2] "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.

Life insurance segment

United Life Insurance Company follows the industry practice of reinsuring a portion of its exposure by ceding to reinsurers a portion of the premium received and risk under the policies reinsured. Reinsurance is purchased to reduce the net liability on individual risks. United Life Insurance Company's maximum retention is $200,000 per life, and it reinsures the remaining liability. Premiums ceded were $1,515,000, $1,280,000 and $1,215,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The ceding of reinsurance does not legally discharge United Life Insurance Company from primary liability under its policies. United Life Insurance Company must pay the loss if the reinsurer fails to meet its obligations. United Life Insurance Company's primary reinsurance companies are ERC Reinsurance Company, RGA Reinsurance Company, Business Men's Assurance Company of America, and American United Life Insurance Company. Most of these companies insure both life and disability risks.

At December 31, 2002 and 2001, there were no uncollectable reinsurance balances that would result in a material impact on our financial statements.

Beginning in 2002, the life segment is also assuming portions of life insurance business from other insurance companies. Assumed premiums for the year ended December 31, 2002, totaled $87,000.

RESERVES

Property and casualty insurance segment

We and our property and casualty subsidiaries are required by applicable insurance laws to maintain reserves for losses and loss adjustment expenses with respect to both reported and unreported losses. Loss reserves are estimates at a given time of the ultimate amount expected to be paid on losses that are, in fact, incurred. Reserves for loss adjustment expenses are intended to cover the actual cost of investigating losses and defending lawsuits arising from losses. These reserves are continuously revised based on historical analysis and management's expectations. Estimates of losses are based on facts and circumstances known when the estimates are made.

Loss reserves have two components: reserves for reported losses and reserves for incurred but not yet reported losses. We estimate reserves for reported losses in one of two ways. For some classes of reported losses under $5,000, reserves are based upon a preset schedule determined by averaging similar claims paid over a recent 13-month period. The preset schedule is periodically revised in response to changes in experience or as investigations progress and further information is received. All other reserves for reported losses are established on an individual case basis. Our claims personnel establish reserves on expected losses based on a variety of factors, including the type of claim, our knowledge of the circumstances surrounding each loss, the policy provisions relating to the type of loss, trends in the legal system and other factors.

For incurred but not yet reported losses, we estimate the amount of reserves for each line of business on the basis of historical and statistical information. We consider historical patterns of paid and reported claims, industry data and the probable number and nature of losses arising from occurrences that have not yet been reported.

The process of estimating loss reserves involves a considerable degree of judgment by our claims personnel. Because reserves are estimates of the amount expected to be paid based on facts and circumstances known at any given time, we continuously review our loss reserves. During the claims settlement period, which may extend over a long period of time, our claims personnel may become aware of additional facts regarding claims and trends, which cause us to refine and adjust our estimates of ultimate liability. Consequently, actual loss reserves may deviate from estimates reflected in our Consolidated Financial Statements. Such deviations may be significant.

We do not discount reserves based on the time value of money. We consider inflation in the reserving process by reviewing cost trends, loss adjustment expenses, historical reserving results and projecting future economic conditions.

We experience a year-to-year cumulative redundancy in our reserves for liability for unpaid losses and loss adjustment expenses. Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. We believe that our redundancies are the result of a variety of factors, including:

- Our philosophy is to establish reserves that are appropriate and reasonable, but assume a pessimistic view of potential outcomes;
- We use claims negotiation to control the size of settlements;
- We assume that we have liability for all claims, even though the issue of liability may in some cases be resolved in our favor;
- We focus on loss prevention services to enhance workplace safety and to prevent accidents and illness;
- We promote claims management services to encourage return-to-work programs, case management by nurses for serious injuries and management of medical provider services and billings; and
- We use programs and services to help prevent fraud and to assist in favorably resolving cases.

The determination of property and casualty insurance and reinsurance reserves, particularly those relating to liability lines, reflects significant judgment factors. If, during the course of our regular monitoring of reserves, we determine that coverages previously written were incurring higher than expected losses with respect to either reported losses or losses incurred but not yet reported, we would take action that could include increasing the related reserves. Any adjustments we make to reserves are reflected in operating results in the year in which we make those adjustments. As required by state law, we engage an independent actuary to render an opinion as to the adequacy of the statutory reserves we establish. The actuarial opinion is filed in those states where we are licensed. There are no material differences between our statutory reserves and those established under accounting principles generally accepted in the United States.

Over the course of the last 10 accident years, our reserves for losses and loss adjustment expenses have exceeded our incurred losses and loss adjustment expenses. Because establishing reserves is inherently uncertain, an analysis of factors affecting reserves can produce a range of reasonable estimates. Our philosophy is to establish reserves that are appropriate and reasonable, but assume a pessimistic view of potential outcomes. Generally, our best estimate of reserves is slightly above the midpoint of a range of reasonable estimates. We believe that it is appropriate and reasonable to establish a best estimate within a range of reasonable estimates for use in determining reserves. We believe the use of a range of reasonable reserves is especially effective when we are reserving for claims for bodily injury, disabilities and similar claims, for which settlements and verdicts can vary widely. Our reserving philosophy may result in favorable development in succeeding years that will decrease loss and loss adjustment expenses for prior year claims in the year of adjustment. While we realize that this philosophy, coupled with what we believe to be aggressive and successful claims management and settlement practices, has resulted in year-to-year redundancies in reserves, we believe our approach is better than experiencing year-to-year uncertainty as to the adequacy of our reserves.

We believe the reserves for our property and casualty insurance segment at December 31, 2002, are appropriate. The increases over the last 10 years in liability for unpaid losses and settlement expenses reflect our increased business. In determining the appropriateness of our reserves, we rely upon the opinion of an independent actuary that our reserves meet the requirements of applicable insurance laws, are consistent with reserves that are computed in accordance with accepted loss reserving standards and principles, and make a reasonable provision in the aggregate for all unpaid loss and loss expense obligations under the terms of our insurance policies and agreements. We also consider state regulatory reviews and examinations and our own experience. Because we are comfortable with our reserving experience, we have not made any significant changes in our reserving methodology or philosophy that have resulted in recognition of favorable development.

Life Insurance Segment

The reserves reflected in our Consolidated Financial Statements are calculated in accordance with accounting principles generally accepted in the United States. We calculate our annuity and universal life policy deposits in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses on the Sale of Investments." Under Statement of Financial Accounting Standards No. 97, a benefit reserve is established at the time of policy issuance in an amount equal to the deposits received. Subsequently, the benefit reserve is adjusted for any additional deposits, interest credited and partial or complete withdrawals. Statutory reserves for the life insurance segment are based upon applicable Iowa insurance laws. Reserves determined for statutory purposes are based upon mortality rates and interest rates specified by state law. Our life insurance subsidiary's reserves meet or exceed the minimum statutory requirements. All of our reserves are developed and analyzed annually by independent consulting actuaries.



INVESTMENTS

We are required to comply with state insurance laws that prescribe the kind, quality and concentration of investments that may be made by insurance companies. We determine the mix of our investment portfolio based upon these state laws, liquidity needs, tax position and general market conditions. We also consider the timing of our obligations, as cash must be available when obligations are due to be paid. We make modifications to our investment portfolio as the conditions listed above change. We manage internally all but a small portion of our investment portfolio.

Assets relating to the property and casualty segment are invested to meet liquidity needs and maximize after-tax returns with appropriate risk diversification. Assets relating to the life insurance segment are invested to meet liquidity needs, maximize the investment return and achieve a matching of assets and liabilities.

Investment results for the periods indicated are summarized in the following table, and are presented in accordance with accounting principles generally accepted in the United States.

(Dollars in Thousands)

Years Ended December 31	Average Invested Assets[1]	Investment Income, Net[2]	Annualized Yield on Average Invested Assets
2002	**$ 1,655,918**	**$ 105,553**	**6.4%**
2001	1,481,999	98,909	6.7
2000	1,316,906	86,867	6.6

[1] Average based on invested assets (including money market accounts) at beginning and end of year.
[2] Investment income after deduction of investment expenses, but before applicable income tax. Realized gains and losses are excluded.








Market for Registrant's Common Equity and Related Stockholder Matters

United Fire's common stock is traded on the Nasdaq National Market System under the symbol UFCS. On February 1, 2003, there were 1,001 holders of record of United Fire common stock. The table below sets forth, for the calendar periods indicated, the high and low bid quotations for the common stock and cash dividends declared. These quotations reflect interdealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Our policy has been to pay quarterly cash dividends, and we intend to continue that policy. The table below shows the quarterly dividends paid in 2001 and 2002.

Payments of any future dividends and the amounts of such dividends, however, will depend upon factors such as net income, financial condition, capital requirements and general business conditions. We have paid dividends every quarter since March 1968.

State law permits the payment of dividends only from statutory accumulated earned profits arising from business. Furthermore, under Iowa law, we may pay dividends only if after giving effect to the payment, either we are able to pay our debts as they become due in the usual course of business, or our total assets would be equal to or more than the sum of our total liabilities. Our subsidiaries are also subject to state law restrictions on dividends.

	Share Price		Cash Dividends
	High	Low	Declared
2002			
Quarter Ended			
March 31	**$ 34.67**	**$ 27.50**	**$ 0.18**
June 30	**39.37**	**31.50**	**0.18**
September 30	**38.13**	**32.40**	**0.18**
December 31	**38.65**	**32.05**	**0.19**
2001			
Quarter Ended			
March 31	$ 25.00	$ 19.25	$ 0.18
June 30	34.51	19.50	0.18
September 30	31.85	19.00	0.18
December 31	31.42	24.58	0.18

  
ATKINS
BENTON-LINN
FIRE DISTRICT
  

Report of Independent Auditors

To the Stockholders and Board of Directors of United Fire & Casualty Company:

We have audited the accompanying consolidated balance sheet of United Fire & Casualty Company and subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of United Fire & Casualty Company and subsidiaries as of and for the two years ended December 31, 2001, were audited by other auditors who have ceased operations and whose report, dated February 8, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company's method of accounting for derivative instruments and hedging activities, effective January 1, 1999.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Fire & Casualty Company and subsidiaries at December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Ernst & Young LLP
Chicago, Illinois
February 17, 2003

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(Dollars in Thousands Except Per Share Data and Number of Shares)

ASSETS	2002	2001
Investments		
Fixed maturities		
Held-to-maturity, at amortized cost (market value $199,441 in 2002 and $252,481 in 2001)	**$ 186,204**	$ 241,616
Available-for-sale, at market (amortized cost $1,352,285 in 2002 and $1,142,669 in 2001)	**1,398,636**	1,142,614
Trading, at market (amortized cost $4,344 in 2002)	**4,117**	–
Equity securities, at market (cost $35,229 in 2002 and $35,151 in 2001)	**99,494**	110,357
Mortgage loans	**12,109**	–
Policy loans	**7,930**	8,201
Other long-term investments	**11,821**	10,166
Short-term investments	**1,725**	1,895
	$ 1,722,036	$ 1,514,849
Cash and Cash Equivalents	**$ 136,892**	$ 46,263
Accrued Investment Income	**27,523**	25,723
Premiums Receivable (net of allowance for doubtful accounts of $757 in 2002 and $615 in 2001)	**108,372**	88,380
Deferred Policy Acquisition Costs	**90,391**	102,703
Property and Equipment (primarily land and buildings, at cost, less accumulated depreciation of $32,379 in 2002 and $29,389 in 2001)	**15,922**	15,233
Reinsurance Receivables	**40,667**	45,656
Prepaid Reinsurance Premiums	**6,514**	4,050
Intangibles	**2,159**	3,177
Income Taxes Receivable	**1,872**	368
Other Assets	**7,127**	5,437
TOTAL ASSETS	**$ 2,159,475**	$ 1,851,839
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Future policy benefits and losses, claims and settlement expenses		
Property and casualty insurance	**$ 392,649**	$ 366,519
Life insurance	**1,128,749**	956,797
Unearned premiums	**219,968**	187,787
Accrued expenses and other liabilities	**50,725**	49,089
Deferred income taxes	**11,838**	12,659
TOTAL LIABILITIES	**$ 1,803,929**	$ 1,572,851
Redeemable Preferred Stock		
6.375% cumulative convertible preferred stock—Series A, no par value	**$ 65,113**	$ –
STOCKHOLDERS' EQUITY		
Common stock, $3.33⅓ par value; authorized 30,000,000 shares; 10,037,344 shares issued and outstanding in 2002 and 10,035,819 shares issued and outstanding in 2001	**$ 33,458**	$ 33,453
Additional paid-in capital	**6,943**	6,912
Retained earnings	**199,597**	189,214
Accumulated other comprehensive income, net of tax	**50,435**	49,409
TOTAL STOCKHOLDERS' EQUITY	**$ 290,433**	$ 278,988
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 2,159,475**	$ 1,851,839

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income

Years Ended December 31, 2002, 2001 and 2000

(Dollars in Thousands Except Per Share Data and Number of Shares)

	2002	2001	2000
Revenues			
Net premiums earned	**$ 417,286**	$ 372,019	$ 333,365
Investment income, net	**105,553**	98,909	86,867
Realized investment losses, net	**(13,801)**	(186)	(2,082)
Commission and other income	**1,839**	2,210	2,429
	$ 510,877	$ 472,952	$ 420,579
Benefits, Losses and Expenses			
Losses and settlement expenses	**$ 295,980**	$ 270,329	$ 236,807
Increase in liability for future policy benefits	**5,708**	5,236	6,241
Amortization of deferred policy acquisition costs	**79,669**	67,502	58,394
Other underwriting expenses	**51,732**	53,042	59,378
Interest on policyholders' accounts	**51,735**	48,213	42,410
	$ 484,824	$ 444,322	$ 403,230
Income before income taxes	**$ 26,053**	$ 28,630	$ 17,349
Federal income taxes	**5,267**	4,537	1,822
Net Income	**$ 20,786**	$ 24,093	$ 15,527
Less preferred stock dividends and accretions	**3,100**	–	–
Earnings available to common shareholders	**$ 17,686**	$ 24,093	$ 15,527
Weighted average common shares outstanding	**10,037,052**	10,035,819	10,047,248
Basic and diluted earnings per common share	**$ 1.76**	$ 2.40	$ 1.55

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000

(Dollars in Thousands Except Per Share Data and Number of Shares)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income, Net of Tax	Total
Balances, January 1, 2000	$ 33,534	$ 7,252	$ 163,953	$ 33,054	$ 237,793
Net income	–	–	15,527	–	15,527
Change in net unrealized appreciation[1]	–	–	–	11,664	11,664
Total comprehensive income					27,191
Dividends on common stock, $.71 per share	–	–	(7,134)	–	(7,134)
Purchase and retirement of 24,265 shares of common stock	(81)	(340)	–	–	(421)
Balances, December 31, 2000	$ 33,453	$ 6,912	$ 172,346	$ 44,718	$ 257,429
Net income	–	–	24,093	–	24,093
Change in net unrealized appreciation[1]	–	–	–	5,048	5,048
Minimum pension liability adjustment[2]	–	–	–	(357)	(357)
Total comprehensive income					28,784
Dividends on common stock, $.72 per share	–	–	(7,225)	–	(7,225)
Balances, December 31, 2001	$ 33,453	$ 6,912	$ 189,214	$ 49,409	$ 278,988
Net income	**–**	**–**	**20,786**	**–**	**20,786**
Change in net unrealized appreciation[1]	**–**	**–**	**–**	**2,752**	**2,752**
Minimum pension liability adjustment[2]	**–**	**–**	**–**	**(1,726)**	**(1,726)**
Total comprehensive income					**21,812**
Dividends on common stock, $.73 per share	**–**	**–**	**(7,303)**	**–**	**(7,303)**
Dividends on preferred stock	**–**	**–**	**(2,871)**	**–**	**(2,871)**
Accretion of preferred stock issuance costs	**–**	**–**	**(229)**	**–**	**(229)**
Issuance of 1,525 shares of common stock attributable to exercise of stock options	**5**	**31**	**–**	**–**	**36**
Balances, December 31, 2002	**$ 33,458**	**$ 6,943**	**$ 199,597**	**$ 50,435**	**$ 290,433**

[1] The change in net unrealized appreciation is net of reclassification adjustments and income taxes (see Note 15).
[2] The adjustment of minimum pension liability is net of income taxes (see Note 15).

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

	(Dollars in Thousands)		
	2002	2001	2000
Cash Flows From Operating Activities			
Net Income	**$ 20,786**	$ 24,093	$ 15,527
Adjustments to reconcile net income to net cash provided by operating activities			
Net bond discount accretion	**(1,093)**	(1,139)	(370)
Depreciation and amortization	**3,751**	4,053	4,452
Realized investment losses, net	**13,801**	186	2,082
Net cashflows from trading investments	**(4,646)**	–	–
Changes in:			
Accrued investment income	**(1,800)**	(3,145)	(2,721)
Accounts receivable	**(19,992)**	(12,744)	(12,651)
Deferred policy acquisition costs	**(18,755)**	(14,555)	(8,665)
Reinsurance receivables	**4,989**	(4,169)	(11,772)
Prepaid reinsurance premiums	**(2,464)**	(1,204)	173
Income taxes receivable	**(1,504)**	290	511
Other assets	**(1,690)**	842	932
Future policy benefits and losses, claims and settlement expenses	**37,417**	19,994	25,969
Unearned premiums	**32,181**	22,575	16,740
Accrued expenses and other liabilities	**(1,512)**	(10,493)	12,990
Deferred income taxes	**(530)**	28	(820)
Other, net	**(269)**	–	166
Total adjustments	**$ 37,884**	$ 519	$ 27,016
Net cash provided by operating activities	**$ 58,670**	$ 24,612	$ 42,543
Cash Flows From Investing Activities			
Proceeds from sale of available-for-sale investments	**$ 9,125**	$ 74,921	$ 68,963
Proceeds from call and maturity of held-to-maturity investments	**55,805**	43,702	31,614
Proceeds from call and maturity of available-for-sale investments	**143,706**	87,116	68,038
Proceeds from sale of short-term and other investments	**649**	3,515	7,188
Purchase of held-to-maturity investments	**–**	(1,397)	(3,482)
Purchase of available-for-sale investments	**(376,059)**	(355,658)	(284,116)
Purchase of short-term and other investments	**(12,848)**	(1,141)	(6,305)
Proceeds from sale of property and equipment	**–**	–	104
Purchase of property and equipment	**(4,026)**	(1,709)	(3,485)
Net cash used in investing activities	**$ (183,648)**	$ (150,651)	$ (121,481)
Cash Flows From Financing Activities			
Policyholders' account balances			
Deposits to investment and universal life contracts	**$ 290,314**	$ 225,771	$ 218,951
Withdrawals from investment and universal life contracts	**(129,649)**	(102,639)	(104,323)
Net proceeds from the issuance of preferred stock	**64,884**	–	–
Net proceeds from the issuance of common stock	**36**	–	–
Purchase and retirement of common stock	**–**	–	(421)
Payment of cash dividends	**(9,978)**	(7,225)	(7,134)
Net cash provided by financing activities	**$ 215,607**	$ 115,907	$ 107,073
Net Increase (Decrease) in Cash and Cash Equivalents	**$ 90,629**	$ (10,132)	$ 28,135
Cash and Cash Equivalents at Beginning of Year	**46,263**	56,395	28,260
Cash and Cash Equivalents at End of Year	**$ 136,892**	$ 46,263	$ 56,395

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of operations, principles of consolidation and basis of reporting

The Consolidated Financial Statements have been prepared on the basis of accounting principles generally accepted in the United States, which differ in some respects from those followed in preparing our statutory reports to insurance regulatory authorities. Our stand-alone financial statements submitted to insurance regulatory authorities are presented on the basis of accounting practices prescribed or permitted by the insurance departments of the states in which we are domiciled ("statutory accounting practices"). Effective January 1, 2001, these states have adopted the National Association of Insurance Commissioners' codified statutory accounting practices. Refer to Note 8 for further discussion.

We are engaged in the business of writing property and casualty insurance and life insurance.

The accompanying Consolidated Financial Statements include United Fire & Casualty Company and its wholly owned subsidiaries: United Life Insurance Company, Lafayette Insurance Company, Insurance Brokers & Managers, Inc., Addison Insurance Company, American Indemnity Financial Corporation, American Indemnity Company, United Fire & Indemnity Company and Texas General Indemnity Company. United Fire Lloyd's, an affiliate of United Fire, has also been included in consolidation. All intercompany balances have been eliminated in consolidation.

United Fire Lloyd's is organized as a Texas Lloyd's plan, which is an aggregation of underwriters who, under a common name, engage in the business of insurance through a corporate attorney-in-fact. United Fire Lloyd's is financially and operationally controlled by United Fire & Indemnity Company, its corporate attorney-in-fact, pursuant to three types of agreements: trust agreements between United Fire & Indemnity Company and certain individuals who agree to serve as trustees; articles of agreement among the trustees who agree to act as underwriters to establish how the Lloyd's plan will be operated; and powers of attorney from each of the underwriters appointing a corporate attorney-in-fact, who is authorized to operate the Lloyd's plan. Because United Fire & Indemnity Company can name the trustees, the Lloyd's plan is perpetual, subject only to United Fire & Indemnity Company's desire to terminate it.

United Fire & Indemnity Company provides all of the statutory capital necessary for the formation of the Texas Lloyd's plan by contributing capital to each of the trustees. The trust agreements require the trustees to become underwriters of the Lloyd's plan, to contribute the capital to the Lloyd's plan, to sign the articles of agreement and to appoint the attorney-in-fact. The trust agreements also require the trustees to pay to United Fire & Indemnity Company all of the profits and benefits received by the trustees as underwriters of the Lloyd's plan, which means that United Fire & Indemnity Company has the right to receive 100 percent of the gains and profits from the Lloyd's plan. The trustees serve at the pleasure of United Fire & Indemnity Company, which may remove a trustee and replace that trustee at any time. Termination of a trustee must be accompanied by the resignation of the trustee as an underwriter, so that the trustee can obtain the capital contribution from the Lloyd's plan to reimburse United Fire & Indemnity Company. By retaining the ability to terminate trustees, United Fire & Indemnity Company possesses the ability to name and remove the underwriters.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statement captions that are most dependent on management estimates and assumptions include investments, deferred policy acquisition costs and future policy benefits and losses, claims and settlement expenses.

Certain amounts included in the Consolidated Financial Statements for prior years have been reclassified to conform to the 2002 financial statement presentation.

Property and casualty insurance segment

Premiums are reflected in income on a daily pro rata basis over the terms of the respective policies. Unearned premium reserves are established for the portion of premiums written applicable to the unexpired term of policies in force.

Certain costs of underwriting new business, principally commissions, premium taxes and variable underwriting and policy issue expenses, have been deferred. Such costs are being amortized as premium revenue is being recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, losses and expenses incurred, and certain other costs expected to be incurred as the premium is earned.

To establish loss and loss adjustment expense reserves, we make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in our financial statements. Actual results could differ materially from those estimates. The estimate of these reserves is subjective and complex and requires us to make estimates about the future payout of claims. Such estimates are inherently uncertain. When we establish and adjust reserves, we do so given our knowledge of the circumstances and claim facts. Historically, we have overestimated our reserves for losses on an aggregate basis. We attribute this overestimation to our diligent approach to reserving and our rigorous claims adjusting and settlement processes. To the extent that we have over- or underestimated our loss and loss adjustment expense reserves, we adjust the reserves in the period the over- or underestimate is determined.

Life insurance segment
On whole life and term insurance (traditional business), premiums are reported as earned when due, and benefits and expenses are associated with premium income in order to result in the recognition of profits over the lives of the related contracts. On universal life and annuity policies (nontraditional business), income and expenses are reported as charged and credited to policyholder account balances through the use of the retrospective deposit method. This method results in the recognition of profits over the lives of the related contracts, which is accomplished by means of a provision for future policy benefits and the deferral and subsequent amortization of life policy acquisition costs. We do not write variable annuities or variable insurance products.

The costs of acquiring new life business, principally commissions and certain variable underwriting, agency and policy issue expenses, have been deferred. These costs are being amortized to income over the premium paying period of the related traditional policies in proportion to the ratio of the expected annual premium revenue to the expected total premium revenue, and over the anticipated lives of nontraditional policies in proportion to the ratio of the expected annual gross profit to the expected total gross profit. The expected premium revenue and gross profit are based upon the same mortality and withdrawal assumptions used in determining future policy benefits. For nontraditional policies, changes in the amount or timing of expected gross profit will result in adjustments to the cumulative amortization of these costs.

The effect on the amortization of deferred policy acquisition costs for revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the deferred policy acquisition costs that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized investment appreciation (depreciation) as of the balance sheet dates. As of December 31, 2002, a pre-tax adjustment to decrease deferred policy acquisition costs by $31,067,000 was made with a corresponding decrease to unrealized investment appreciation (depreciation). In 2001, the adjustment was to decrease deferred policy acquisition costs by $10,253,000.

Liabilities for future policy benefits for traditional products are computed by the net level premium method using interest assumptions ranging from 4.5 percent to 8.0 percent and withdrawal, mortality and morbidity assumptions appropriate at the time the policies were issued. Accident and health reserves are stated at amounts determined by estimates on individual cases and estimates of unreported claims based on past experience. Liabilities for universal life and investment contracts are stated at policyholder account values before surrender charges. Liabilities for traditional immediate annuities are based primarily upon future anticipated cash flows using statutory mortality and interest rates, which produce results that are not materially different from accounting principles generally accepted in the United States. Deferred annuity reserves are carried at the account value.

Investments
Investments in held-to-maturity fixed maturities are recorded at amortized cost; we have the ability and positive intent to hold these investments until maturity. Available-for-sale fixed maturities, trading fixed maturities, equity securities and other long-term investments are recorded at fair value. Policy loans, mortgage loans and short-term investments are recorded at cost. Included in investments at December 31, 2002 and 2001, are securities on deposit with various regulatory authorities, as required by law, with carrying values of $1,181,902,000 and $1,042,341,000, respectively.

Realized gains or losses on disposition of investments are included in the computation of net income. Cost of investments sold is determined by the specific identification method. Changes in unrealized appreciation and depreciation with respect to available-for-sale fixed maturities and equity securities are reported as direct increases or decreases in stockholders' equity, less applicable income taxes.

Our accounting policy for impairment recognition requires other-than-temporary impairment charges to be recorded when we determine that it is more likely than not that we will be unable to collect all amounts due according to the contractual terms of the investment. Impairment charges on investments are recorded based on the fair value of the investments at the measurement date, and are included in net realized gains and losses. Factors considered in evaluating whether a decline in value is other-than-temporary include: the length of time and the extent to which the fair value has been less than cost; the financial conditions and near-term prospects of the issuer; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery.

In 2002 and 2001, we wrote down certain holdings in our fixed income portfolio as a result of other-than-temporary declines in market value and recognized a net realized loss, before tax, of $13,326,000 in 2002 and $3,841,000 in 2001. We continue to review these investments, as well as all of our other investment holdings, for appropriate valuation on an ongoing basis.

Reinsurance
Premiums earned and losses and settlement expenses incurred are reported net of reinsurance ceded and are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Cash and cash equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash, nonnegotiable certificates of deposit with original maturities of three months or less and money market accounts. Negative cash balances are included in accrued expenses and other liabilities.

Income taxes paid during 2002, 2001 and 2000 were \$7,302,000, \$4,280,000 and \$2,088,000, respectively. In 2000, tax and interest payments received in connection with the settlement of a federal income tax Revenue Agent Review were \$1,160,000 and \$889,000, respectively. There were no significant payments of interest in 2002, 2001 or 2000, other than interest credited to policyholders' accounts.

Property, equipment and depreciation
Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the underlying assets. Depreciation expense totaled \$3,281,000, \$3,208,000 and \$3,512,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Amortization of intangibles
Our intangibles are comprised entirely of agency relationships, which are being amortized by the straight-line method over periods of up to 10 years. The carrying value of our intangibles is reviewed regularly for impairment in the recoverability of the underlying asset. Any impairment of agency relationships would be charged to operations in the period that the impairment was recognized. We did not take an impairment write-down of agency relationships or other intangibles in 2002, 2001 or 2000.

Amortization expense totaled \$470,000, \$845,000, and \$940,000 for the years ended December 31, 2002, 2001 and 2000, respectively. We reduced agency relationships by \$548,000 and \$2,437,000 in 2002 and 2001, respectively, as a result of an adjustment to the deferred tax asset valuation allowance related to the acquisition of American Indemnity Financial Corporation. Refer to Note 9 for further discussion.

Income taxes
We file a consolidated federal income tax return. Deferred tax assets and liabilities are determined at the end of each period, based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year. Certain changes in deferred tax amounts effect stockholders' equity and do not impact income tax expense.

Contingent liabilities
We are a defendant in legal actions arising from normal business activities. Management, after consultation with legal counsel, is of the opinion that any liability resulting from these actions will not have a material impact on our financial condition and operating results.

Stock-based compensation
We have a stock-based compensation plan, which is described more fully in Note 10. Pursuant to Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," we elected to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our stock options. Accounting Principles Board Opinion No. 25 prescribes the use of the intrinsic value method of accounting for our employee and director stock-based compensation awards. Accordingly, we have not recognized compensation expense for our employee and director stock option awards. The amount of compensation cost that would have been recognized as of December 31, 2002, 2001 and 2000 under Statement of Financial Accounting Standard No. 123 has been determined to have an immaterial impact on the net income and earnings per share reported in our Consolidated Financial Statements.

Accounting changes
In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of Financial Accounting Standards Board Statement No. 133," which because of our early adoption of Statement of Financial Accounting Standard No. 133, was effective for all fiscal quarters beginning after June 15, 2000. This statement amends the accounting and reporting standards of Statement of Financial Accounting Standard No. 133 for certain derivative instruments and certain hedging activities. Because we have limited involvement with derivative financial instruments and do not engage in the derivative market for hedging purposes, the adoption of Statement of Financial Accounting Standard No. 138 did not have a material effect on our Consolidated Financial Statements.

Effective January 1, 2000, we adopted Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." The Statement of Position provides guidance on accounting for insurance and reinsurance contracts that do not transfer insurance risk. All of our reinsurance agreements are risk-transferring arrangements, accounted for according to Statement of Financial Accounting Standard No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The adoption of Statement of Position 98-7 had no effect on our Consolidated Financial Statements.

Effective July 1, 2000, we adopted Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Including Stock Compensation (an Interpretation of Accounting Principles Board Opinion No. 25)." Financial Accounting Standards Board Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 for only certain issues, such as: (a) the definition of employee for purposes of applying Accounting Principles Board Opinion No. 25; (b) the criteria for determining whether a plan qualifies as a noncompensatory plan; (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of Financial Accounting Standards Board Interpretation No. 44 did not have a material effect on our Consolidated Financial Statements.

Effective December 31, 2000, we adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The Staff Accounting Bulletin summarizes the SEC staff's views on applying accounting principles generally accepted in the United States to the recognition of revenue in financial statements. The adoption of Staff Accounting Bulletin No. 101 had no effect on our Consolidated Financial Statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combinations," which became effective January 1, 2002. Statement of Financial Accounting Standard No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Additionally, Statement of Financial Accounting Standard No. 141 requires an acquired intangible asset, whenever acquired, to be recognized separately from goodwill if the benefit of the intangible asset is obtained through contractual or other legal rights or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Recognized intangible assets (other than those with an indefinite life) must then be amortized over their estimated useful lives. We have evaluated the intangible asset of $7,847,000 established in the purchase of American Indemnity Financial Corporation in 1999 in accordance with Statement of Financial Accounting Standard No. 141, and determined that we are subject to the provision of Statement of Financial Accounting Standard No. 141 requiring an intangible asset arising out of contractual or other legal rights to be recognized separately from goodwill and amortized over its estimated useful life. Through December 31, 2001, the basis of this intangible asset had been reduced by $3,744,000 as a result of adjustments to the deferred tax valuation allowance established in the acquisition of American Indemnity Financial Corporation. Through December 31, 2002, we have further reduced this intangible asset by $548,000, due to additional adjustments to the deferred tax valuation allowance. Future adjustments to this deferred tax valuation allowance will reduce the intangible asset until the carrying value is zero. We are amortizing the remaining intangible asset to expense on a straight-line basis over a 10-year estimated useful life, which results in an annual amortization expense of $412,000, or $103,000 per quarter. Accumulated amortization totaled $2,307,000 and $1,896,000 for the periods ended December 31, 2002, and December 31, 2001, respectively.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets," which became effective January 1, 2002. Statement of Financial Accounting Standard No. 142 eliminates the amortization of goodwill over its estimated useful life, but requires goodwill to be subject to at least an annual assessment for impairment by applying a fair-value-based test. Pursuant to the adoption of Statement of Financial Accounting Standard No. 141, we do not have any unamortized goodwill reported at January 1, 2002. The adoption of Statement of Financial Accounting Standard No. 142 had no effect on our Consolidated Financial Statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations," which became effective for fiscal years beginning after June 15, 2002. Statement of Financial Accounting Standard No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. We have not yet determined the impact that the adoption of this statement will have on our Consolidated Financial Statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Statement of Financial Accounting Standard No. 144 revises and clarifies the existing professional guidance addressing: (a) recognition and measurement of the impairment of long-lived assets to be held and used; (b) the measurement of long-lived assets to be disposed of by sale; and (c) the reporting of discontinued operations and components of an entity that either has been disposed of (by sale, by abandonment or in a distribution to owners) or is classified as held for sale. The adoption of Statement of Financial Accounting Standard No. 144 had no effect on our Consolidated Financial Statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, "Rescission of Financial Accounting Standards Board Statements No. 4, 44 and 64, Amendment of Financial Accounting Standards Board Statement No. 13, and Technical Corrections," which became effective for fiscal years beginning after May 15, 2002. The rescission of Statement of Financial Accounting Standard No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and Statement of Financial Accounting Standard No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which had amended Statement of Financial Accounting Standard No. 4, will affect income statement classification of gains and losses from extinguishment of debt. Statement of Financial Accounting Standard No. 4 required material gains and losses from extinguishment of debt to be classified as extraordinary items. Under Statement of Financial Accounting Standard No. 145, extinguishment of debt is now considered a risk management strategy by the reporting enterprise, and the Financial Accounting Standards Board does not believe it should be considered extraordinary under the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," unless the debt extinguishment meets the unusual-in-nature and infrequency-of-occurrence criteria in Accounting Principles Board Opinion No. 30. Upon adoption of Statement of Financial Accounting Standard No. 145, we will classify extinguishments of debt, if any, under the criteria in Accounting Principles Board Opinion No. 30. We have not yet determined the impact that our adoption of this statement will have on our Consolidated Financial Statements.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement of Financial Accounting Standard No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement of Financial Accounting Standard No. 146 requires that, in certain instances, costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Statement of Financial Accounting Standard No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We have not yet determined the impact that the adoption of this statement will have on our Consolidated Financial Statements.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions," which clarifies the accounting treatment for acquisitions of financial institutions. In addition, this Statement amends Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Statement of Financial Accounting Standard No. 147 is effective on October 1, 2002. Our adoption of Statement of Financial Accounting Standard No. 147 will have no effect on our Consolidated Financial Statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amended Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation." The new standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the statement amends the disclosure requirements of Statement of Financial Accounting Standard No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. In compliance with Statement of Financial Accounting Standard No. 148, we have elected to continue to follow the intrinsic value method in accounting for our stock-based employee compensation arrangement as defined by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and have made the applicable disclosures in the "Stock-Based Compensation" section of this note.



NOTE 2. SUMMARY OF INVESTMENTS

A reconciliation of the amortized cost (cost for equity securities) to fair values of investments in held-to-maturity and available-for-sale fixed maturities and equity securities as of December 31, 2002 and 2001 is as follows.

Year Ended December 31, 2002	(Dollars in Thousands)			
Type of Investment	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
HELD-TO-MATURITY				
Fixed Maturities				
Bonds:				
United States Government:				
Collateralized Mortgage Obligations	$ 14,707	$ 1,145	$ –	$ 15,852
Mortgage-Backed Securities	3,737	501	–	4,238
All Other Government	1,707	338	–	2,045
States, Municipalities and Political Subdivisions	120,542	9,102	360	129,284
All Foreign Bonds	2,005	359	–	2,364
Public Utilities	10,093	54	–	10,147
Corporate Bonds:				
Collateralized Mortgage Obligations	1,901	55	–	1,956
All Other Corporate Bonds	31,512	2,043	–	33,555
Total Held-to-Maturity Fixed Maturities	$ 186,204	$ 13,597	$ 360	$ 199,441
AVAILABLE-FOR-SALE				
Fixed Maturities				
Bonds:				
United States Government:				
Collateralized Mortgage Obligations	$ 44,974	$ 2,469	$ –	$ 47,443
Mortgage-Backed Securities	8	1	–	9
All Other Government	38,778	3,432	–	42,210
States, Municipalities and Political Subdivisions	78,919	5,089	9	83,999
All Foreign Bonds	39,553	2,093	1,112	40,534
Public Utilities	322,705	17,957	15,042	325,620
Corporate Bonds:				
Collateralized Mortgage Obligations	25,704	1,142	86	26,760
All Other Corporate Bonds	799,218	54,132	23,041	830,309
Redeemable Preferred Stock	2,426	–	674	1,752
Total Available-for-Sale Fixed Maturities	$1,352,285	$ 86,315	$39,964	$1,398,636
Equity Securities				
Common Stocks:				
Public Utilities	$ 5,233	$ 2,615	$ 1,354	$ 6,494
Banks, Trust and Insurance Companies	10,217	45,115	180	55,152
All Other Common Stocks	19,499	21,272	3,192	37,579
Nonredeemable Preferred Stocks	280	–	11	269
Total Available-for-Sale Equity Securities	$ 35,229	$ 69,002	$ 4,737	$ 99,494
Total Available-for-Sale Securities	$1,387,514	$155,317	$44,701	$1,498,130

Year Ended December 31, 2001	(Dollars in Thousands)			
Type of Investment	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
HELD-TO-MATURITY				
Fixed Maturities				
Bonds:				
United States Government:				
Collateralized Mortgage Obligations	$ 15,156	$ 497	$ –	$ 15,653
Mortgage-Backed Securities	5,663	581	–	6,244
All Other Government	1,774	305	–	2,079
States, Municipalities and Political Subdivisions	150,525	7,227	535	157,217
All Foreign Bonds	3,011	219	–	3,230
Public Utilities	15,950	493	–	16,443
Corporate Bonds:				
Collateralized Mortgage Obligations	6,074	126	–	6,200
All Other Corporate Bonds	43,463	1,954	2	45,415
Total Held-to-Maturity Fixed Maturities	$ 241,616	$ 11,402	$ 537	$ 252,481
AVAILABLE-FOR-SALE				
Fixed Maturities				
Bonds:				
United States Government:				
Collateralized Mortgage Obligations	$ 32,902	$ 1,039	$ 95	$ 33,846
Mortgage-Backed Securities	10	1	–	11
All Other Government	37,397	1,437	35	38,799
States, Municipalities and Political Subdivisions	82,275	1,695	434	83,536
All Foreign Bonds	37,435	1,306	1,659	37,082
Public Utilities	255,606	7,166	4,741	258,031
Corporate Bonds:				
Collateralized Mortgage Obligations	33,347	880	439	33,788
All Other Corporate Bonds	663,697	16,481	22,657	657,521
Total Available-for-Sale Fixed Maturities	$1,142,669	$ 30,005	$ 30,060	$ 1,142,614
Equity Securities				
Common Stocks:				
Public Utilities	$ 3,702	$ 5,533	$ 30	$ 9,205
Banks, Trust and Insurance Companies	10,075	42,155	68	52,162
All Other Common Stocks	19,165	29,281	1,745	46,701
Nonredeemable Preferred Stocks	2,209	101	21	2,289
Total Available-for-Sale Equity Securities	$ 35,151	$ 77,070	$ 1,864	$ 110,357
Total Available-for-Sale Securities	$1,177,820	$107,075	$31,924	$ 1,252,971

The amortized cost and fair value of held-to-maturity, available-for-sale and trading fixed maturities at December 31, 2002, by contractual maturity, are shown on the following page. Expected maturities will differ from contractural maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Dollars in Thousands)					
December 31, 2002	Held-to-maturity		Available-for-sale		Trading	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 13,911	$ 14,458	$ 64,059	$ 64,463	$ 1,203	$ 1,093
Due after one year through five years	39,018	41,076	467,592	481,684	2,283	2,173
Due after five years through ten years	47,236	51,503	598,687	627,315	336	325
Due after ten years	65,694	70,359	151,261	150,962	522	526
Mortgage-backed securities	3,737	4,238	8	9	–	–
Collateralized mortgage obligations	16,608	17,807	70,678	74,203	–	–
	$186,204	$ 199,441	$ 1,352,285	$ 1,398,636	$ 4,344	$ 4,117

Proceeds from sales of available-for-sale investments during 2002, 2001 and 2000 were $9,125,000, $74,921,000 and $68,963,000, respectively. Gross gains of $1,682,000, $4,401,000 and $8,172,000 were realized on those sales in 2002, 2001 and 2000, respectively. Gross losses of $15,040,000, $4,948,000 and $10,987,000 were realized on those sales in 2002, 2001 and 2000, respectively.

Proceeds from the sale of trading securities during 2002 were $2,604,000. Gross gains of $9,000 were realized on these sales. Gross losses of $306,000 were realized on these sales. An additional gross loss of $227,000 was realized on these investments attributable to the change in fair value during 2002.

There were no sales of held-to-maturity securities during 2002, 2001 or 2000.

A summary of realized investment gains (losses) resulting from sales, calls, maturities, and other-than-temporary impairments and a summary of net changes in unrealized investment appreciation (depreciation), less applicable income taxes, is as follows.

	(Dollars in Thousands)		
Years Ended December 31	**2002**	2001	2000
Realized investment gains (losses)			
Fixed maturities	**$ (13,740)**	$ (1,509)	$ (4,366)
Equity securities	**(23)**	1,229	1,847
Other investments	**(38)**	94	437
	$ (13,801)	$ (186)	$ (2,082)
Net changes in unrealized investment appreciation (depreciation)			
Available-for-sale fixed maturities and equity securities	**$ 35,301**	$ 18,314	$ 18,281
Deferred policy acquisition costs	**(31,067)**	(10,253)	(336)
Income taxes	**(1,482)**	(3,013)	(6,281)
	$ 2,752	$ 5,048	$ 11,664

Net investment income for the years ended December 31, 2002, 2001 and 2000 is composed of the following.

	(Dollars in Thousands)		
Years Ended December 31	**2002**	2001	2000
Investment income			
Interest on fixed maturities	**$ 103,208**	$ 92,596	$ 82,493
Dividends on equity securities	**3,014**	3,055	3,305
Interest on other long-term investments	**1,394**	4,211	2,318
Interest on mortgage loans	**45**	–	–
Interest on policy loans	**632**	643	654
Other	**2,175**	2,537	2,102
Total investment income	**$ 110,468**	$103,042	$ 90,872
Less investment expenses	**4,915**	4,133	4,005
Investment income, net	**$ 105,553**	$ 98,909	$ 86,867



NOTE 3. DERIVATIVE INSTRUMENTS

We write covered call options on our equity security portfolio to generate additional portfolio income. We do not use these or any other instruments for hedging purposes. Covered call options are recorded at fair value and are included in accrued expenses and other liabilities. Any income or gains or losses, including the change in the fair value of the covered call options, is recognized currently in earnings and included in realized investment losses. At December 31, 2002 and 2001 there were no open covered call options.

Our investment portfolio includes trading securities with embedded derivatives, primarily convertible debt and equity instruments. These securities are recorded at fair value. Any income or loss, including the change in the fair value of these trading securities, is recognized currently in earnings as a component of realized investment losses. At December 31, 2002 our trading security portfolio had a market value of $4,117,000.



NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

We estimated the fair value of our financial instruments based on relevant market information or by discounting estimated future cash flows at estimated current market discount rates appropriate to the particular asset or liability shown.

In most cases, quoted market prices were used in determining the fair value of fixed maturities, equity securities and short-term investments. Where quoted market prices were unavailable, the estimate was based on recent trading. Other long-term investments, consisting primarily of holdings in limited partnership funds, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2002 and 2001.

Policy loans are carried at the actual amount loaned to the policyholder. No policy loans are made for amounts in excess of the cash surrender value of the related policy. Accordingly, in all instances, the policy loans are fully collateralized by the related liability for future policy benefits for traditional insurance policies and by the policyholders' account balance for interest-sensitive policies.

The estimated fair value of mortgage loans is based upon discounted cash flows at the market rate of interest for similar loans as of December 31, 2002.

For accrued investment income, carrying value is a reasonable estimate of fair value, due to its short-term nature.

The fair value of the liabilities for annuity products that are in a benefit payment phase, guaranteed investment contracts and structured settlements is based on a discount rate of 6.25 percent at December 31, 2002 and 2001. The fair value of annuities currently in an accumulation phase is based on the net cash surrender value.

A summary of the carrying value and estimated fair value of assets and liabilities meeting the definition of financial instruments at December 31, 2002 and 2001 is as follows.

	(Dollars in Thousands)			
At December 31	2002		2001	
Assets	**Fair Value**	**Carrying Value**	Fair Value	Carrying Value
Investments				
Held-to-maturity fixed maturities	**$ 199,441**	**$ 186,204**	$ 252,481	$ 241,616
Trading fixed maturities	**4,117**	**4,117**	–	–
Available-for-sale fixed maturities	**1,398,636**	**1,398,636**	1,142,614	1,142,614
Equity securities	**99,494**	**99,494**	110,357	110,357
Mortgage loans	**12,931**	**12,109**	–	–
Policy loans	**7,930**	**7,930**	8,201	8,201
Other long-term investments	**11,821**	**11,821**	10,166	10,166
Short-term investments	**1,725**	**1,725**	1,895	1,895
Other Assets				
Accrued investment income	**27,523**	**27,523**	25,723	25,723
Liabilities				
Policy Reserves				
Annuity (Accumulations)	**$ 862,340**	**$ 895,870**	$ 713,276	$ 749,899
Annuity (On-Benefits)	**3,475**	**3,504**	2,917	3,212
Structured settlements	**762**	**895**	786	768
Guaranteed investment contracts	**3,616**	**3,667**	3,437	3,449



NOTE 5. SHORT-TERM BORROWINGS

We maintain a $20,000,000 bank line of credit. Under the terms of the agreement, interest on outstanding notes is payable at the lender's prevailing prime rate minus 1.0 percent. For the years ended December 31, 2002 and 2001, we did not borrow against this available line of credit. There were no loan balances outstanding as of December 31, 2002 and 2001.



NOTE 6. REINSURANCE

Property and casualty insurance segment

Reinsurance is a contract by which one insurer, called the reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer if a claim is made under a policy issued by the primary insurers. As of December 31, 2002, we have several programs that provide reinsurance coverage. Our property program is reinsured on a per risk basis and covers property losses in excess of $1,250,000 up to $10,000,000. Our casualty program is reinsured on a per occurrence basis and covers casualty losses in excess of $1,250,000 up to $12,000,000. In addition, we have a program that reinsures personal and commercial umbrella policy losses in excess of $1,000,000 up to $5,000,000 and surety policy losses in excess of $1,250,000 up to $5,000,000, 90 percent of losses from $5,000,000 up to $12,000,000 and 80 percent of losses from $12,000,000 up to $18,000,000. Our property catastrophe program reinsures us against an accumulation of losses arising from a single defined catastrophic occurrence or series of catastrophic events. The catastrophic program provides coverage of 95 percent of $70,000,000 for losses in excess of our retention of $7,500,000 for a catastrophic event. We have additional coverage for 95 percent of $30,000,000 for catastrophic events occurring in the states of Arkansas, Florida, Louisiana, Mississippi and Texas.

Written premiums ceded were $35,251,000, $25,167,000 and $22,748,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Earned premiums ceded were $32,787,000, $23,963,000 and $27,765,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Ceded loss and loss adjustment expenses incurred were $4,812,000, $11,324,000 and $9,988,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The ceding of reinsurance does not legally discharge us from primary liability under our policies, and we must pay the loss if the reinsurer fails to meet its obligations. We believe all reinsurance receivables and prepaid reinsurance premiums due from reinsurers are collectable and realizable. There are no concentrations of credit risk associated with our reinsurance.

Our property and casualty companies also assume portions of their insurance business from other insurance companies. Written premiums assumed for the years ended December 31, 2002, 2001 and 2000 were $10,766,000, $15,708,000 and $25,522,000, respectively. Assumed premiums earned for the years ended December 31, 2002, 2001 and 2000 were $11,024,000, $19,171,000 and $31,658,000, respectively.

Our reinsurance assumed from foreign insurance companies is primarily accounted for using the periodic method, whereby premiums are recognized as revenue over the policy term, and claims, including an estimate of claims incurred but not reported, are recognized as they occur. The amount of reinsurance business assumed from foreign insurance companies is not material to our Consolidated Financial Statements.

We did not have direct exposure related to the September 11 national events. However, the 2001 results include claims of $6,892,000 (before tax) related to the terrorist attacks from assumed property reinsurance. During 2002, we incurred an additional $399,000 for this loss. We have no reserves outstanding as of December 31, 2002 for the September 11 events.

Life insurance segment

As of December 31, 2002, our life insurance segment has purchased reinsurance to limit the dollar amount of any one risk. On standard individual life cases where the insured is age 65 or less, our retention is $200,000. On standard individual life cases where the insured is age 66 or older, our retention is $80,000. Our accidental death benefit rider on an individual policy is reinsured at 100 percent up to a maximum benefit of $250,000. Our group coverage, both life and accidental death and dismemberment, is reinsured at 50 percent. Catastrophe excess coverage applies when three or more insureds die in a "catastrophic accident." For catastrophe excess claims, we retain the first $300,000 of ultimate net loss, and the reinsurer agrees to indemnify us for the excess up to a maximum of $10,000,000.

Life reserves are stated gross of reinsurance ceded to other companies. United Life Insurance Company is contingently liable for these amounts if such companies are unable to pay their portion of the claims. United Life Insurance Company is contingently liable for ceded insurance in force of $430,682,000 and $414,496,000 at December 31, 2002 and 2001, respectively. Approximately 64 percent of ceded life insurance in force as of December 31, 2002, has been ceded to two reinsurers. We believe all reinsurance receivables are collectable.

Premiums ceded were $1,515,000, $1,280,000 and $1,215,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Beginning in 2002, our life segment is also assuming portions of their insurance business from other insurance companies. Assumed premiums for the year ended December 31, 2002 totaled $87,000.



NOTE 7. RESERVES FOR LOSSES, LOSS ADJUSTMENT EXPENSES AND LIFE POLICY CLAIM LIABILITIES

Property and casualty insurance segment

The table below provides an analysis of changes in our property and casualty loss and loss adjustment expense reserves for 2002, 2001 and 2000 (net of reinsurance amounts). Changes in reserves are reflected in the statement of income for the year when the changes are made. The favorable development resulted from a re-estimation of loss reserves established at December 31st of the prior year.

Conditions and trends that have affected the reserve development reflected in the table may change. Such development can not be used to extrapolate future reserve redundancies or deficiencies.

We are not aware of any significant contingent liabilities related to environmental issues. Because of the type of property coverage we write, there exists the potential for exposure to environmental pollution, mold and asbestos claims. Our underwriters are aware of these exposures and use limited riders or endorsements to limit exposure.

	(Dollars in Thousands)		
Years Ended December 31	**2002**	2001	2000
Gross liability for losses and loss adjustment expenses at beginning of year	**$ 366,519**	$ 358,032	$ 338,243
Less reinsurance receivables	**39,609**	37,526	27,606
Net liability for losses and loss adjustment expenses at beginning of year	**$ 326,910**	$ 320,506	$ 310,637
Losses and loss adjustment expenses incurred for claims occurring during			
Current year	**$ 293,615**	$ 303,182	$ 263,099
Prior years	**(11,056)**	(47,037)	(36,931)
Total incurred	**$ 282,559**	$ 256,145	$ 226,168
Losses and loss adjustment expenses payments for claims occurring during			
Current year	**$ 140,034**	$ 139,225	$ 119,278
Prior years	**112,546**	110,516	97,021
Total paid	**$ 252,580**	$ 249,741	$ 216,299
Net liability for losses and loss adjustment expenses at end of year	**$ 356,889**	$ 326,910	$ 320,506
Plus reinsurance receivables	**35,760**	39,609	37,526
Gross liability for losses and loss adjustment expenses at end of year	**$ 392,649**	$ 366,519	$ 358,032

Life insurance segment

The table on the following page provides an analysis of changes in our life and accident and health policy claim liabilities for 2002, 2001 and 2000 (net of reinsurance amounts). United Life Insurance Company's reserve for life claims is based on the contractual terms of the policy. The reserve for accident and health claims is determined actuarially using morbidity assumptions relative to each claim. Changes in assumptions for such things as environmental hazards and legal actions, as well as changes in actual experience, could cause these estimates to change in the near term.

	(Dollars in Thousands)		
Years Ended December 31	**2002**	2001	2000
Gross liability for unpaid claims beginning of year	**$ 2,694**	$ 1,769	$ 1,819
Less reinsurance receivables	**385**	41	116
Net liability for unpaid claims at beginning of year	**$ 2,309**	$ 1,728	$ 1,703
Incurred claims related to			
Current year	**$ 12,192**	$ 10,955	$ 10,337
Prior years	**3,736**	2,937	2,621
Total incurred	**$ 15,928**	$ 13,892	$ 12,958
Paid claims related to			
Current year	**$ 12,473**	$ 10,367	$ 10,059
Prior years	**3,672**	2,944	2,874
Total paid	**$ 16,145**	$ 13,311	$ 12,933
Net liability for unpaid claims at end of year	**$ 2,092**	$ 2,309	$ 1,728
Plus reinsurance receivables	**26**	385	41
Gross liability for unpaid claims at end of year	**$ 2,118**	$ 2,694	$ 1,769



NOTE 8. STATUTORY REPORTING, CAPITAL REQUIREMENTS AND DIVIDEND AND RETAINED EARNINGS RESTRICTIONS

Statutory stockholders' surplus and net income at December 31, 2002, 2001 and 2000 and for the years then ended are as follows.

	(Dollars in Thousands)	
	Statutory Policyholders' Surplus	Statutory Net Income (Loss)
2002		
Property and casualty[1]	**$ 249,375**	**$ 13,307**
Life, accident and health	**97,644**	**(1,307)**
2001		
Property and casualty[1]	$ 194,988	$ 9,682
Life, accident and health	68,877	2,361
2000		
Property and casualty[1]	$ 183,604	$ 7,829
Life, accident and health	66,217	(819)

[1] Because of United Fire & Casualty Company's ownership of United Life Insurance Company, the property and casualty surplus includes life, accident and health surplus, and therefore represents our total consolidated statutory policyholders' surplus.

The insurance industry is governed by the National Association of Insurance Commissioners and individual state insurance departments. All of the insurance departments of the states in which we are domiciled have adopted codification of insurance statutory accounting practices effective January 1, 2001. Previously, these principles were prescribed in a variety of publications, as well as state laws, regulations and general administrative rules. Due to the adoption of codification, the effect on the statutory financial statements as of January 1, 2001, was an increase to statutory policyholders' surplus of approximately $10,300,000. This change does not affect the accompanying financial statements, which are based on accounting principles generally accepted in the United States. Pursuant to codification rules, permitted statutory accounting practices may be utilized with approval from an insurer's state of domicile insurance department; however, we do not use any statutory permitted practices.

We are required by the National Association of Insurance Commissioners and state insurance departments' solvency regulations to calculate a minimum capital requirement based on insurance risk factors. The risk-based capital results are used by the National Association of Insurance Commissioners and state insurance departments to identify companies that merit regulatory attention or the initiation of regulatory action. At December 31, 2002, both the life segment and the property and casualty companies had capital well in excess of their required levels.

The State of Iowa Insurance Department governs the amount of dividends we may pay to stockholders without prior approval by the department. Based on these restrictions, we are allowed to make a maximum of $24,938,000 in dividend distributions to stockholders in 2003 without prior approval. Dividend payments by the insurance subsidiaries to United Fire are subject to similar restrictions in the states in which they are domiciled. We received no dividends from our subsidiaries in 2002, compared to $275,000 in 2001.

During 2002, we contributed $30,000,000 in cash to United Life Insurance Company to improve its capital adequacy as evaluated by rating agencies. During 2000, we contributed $15,000,000 in cash to United Life Insurance Company to support the growth of life insurance premiums and annuity deposits.


United Way

NOTE 9. FEDERAL INCOME TAXES

Federal income tax expense is composed of the following.

	(Dollars in Thousands)		
Years Ended December 31	**2002**	2001	2000
Current	**$ 5,798**	$ 2,129	$ 357
Deferred	**(531)**	2,408	1,465
Total	**$ 5,267**	$ 4,537	$ 1,822

A reconciliation of income tax expense (computed at the applicable federal tax rate of 35 percent in 2002, 2001 and 2000, respectively) to the amount recorded in the Consolidated Financial Statements is as follows.

	(Dollars in Thousands)		
Years Ended December 31	**2002**	2001	2000
Computed expected rate	**$ 9,119**	$ 10,021	$ 6,072
Reduction for tax-exempt municipal bond interest income	**(3,091)**	(3,542)	(4,572)
Reduction for nontaxable dividend income	**(655)**	(585)	(724)
Reduction in contingent tax liability	**–**	(1,143)	–
Other, net	**(106)**	(214)	1,046
Federal income taxes, as provided	**$ 5,267**	$ 4,537	$ 1,822

Our effective income tax rates were 20 percent, 16 percent and 11 percent in 2002, 2001 and 2000, respectively. These rates were lower than the applicable federal tax rates of 35 percent, due primarily to our portfolio of tax-exempt securities and a reduction in the contingent tax liability in 2001.

The significant components of the net deferred tax liability at December 31, 2002 and 2001, are as follows.

	(Dollars in Thousands)	
At December 31	**2002**	2001
Deferred tax liabilities		
Deferred acquisition costs	**$ 27,432**	$ 31,639
Net unrealized appreciation on investment securities	**38,680**	26,845
Depreciation on assets	**965**	1,102
Net bond discount accretion and premium amortization	**2,415**	2,072
Miscellaneous	**1,170**	1,037
Gross deferred tax liability	**$ 70,662**	$ 62,695
Deferred tax assets		
Financial statement reserves in excess of income tax reserves	**$ 27,315**	$ 23,807
Unearned premium adjustment	**13,670**	11,644
Postretirement benefits other than pensions	**3,691**	3,398
Salvage and subrogation	**1,175**	1,170
Fixed maturity write-downs	**7,444**	2,891
Pension	**1,191**	1,735
Alternative minimum tax credit carryforwards	**1,628**	2,701
Net operating loss carryforwards	**8,386**	8,934
Miscellaneous	**2,710**	2,690
Gross deferred tax assets	**$ 67,210**	$ 58,970
Valuation allowance	**(8,386)**	(8,934)
Net deferred tax liability	**$ 11,838**	$ 12,659

As of December 31, 2002, we have tax net operating loss carryforwards totaling $25,040,000, all of which were acquired as part of our purchase of American Indemnity Financial Corporation. These net operating loss carryforwards expire as follows: 2003, $1,565,000; 2004, $1,247,000; 2005, $118,000; 2006, $43,000; 2007, $14,000; 2008, $14,000; 2009, $4,604,000; 2010, $989,000; 2011, $5,491,000; 2017, $6,819,000; and 2018, $4,136,000. We are required to establish a valuation allowance for any portion of the deferred tax asset that we believe may not be realized. At December 31, 2002, we have a valuation allowance of $8,386,000 for deferred tax assets relating to American Indemnity Financial Corporation's net operating losses, which can only be used to offset future income of the property and casualty insurance segment. If we determine that the benefit of the American Indemnity Financial Corporation net operating losses can be realized in the future, the related reduction in the deferred tax asset valuation allowance will be recorded as a reduction to agency relationships, until agency relationships has been eliminated. The remainder will then be recognized through the income statement. We also have alternative minimum tax credit carryforwards of $1,628,000, which do not expire.

In 2001, we eliminated a deferred tax liability of $1,143,000, which we had established in connection with a Revenue Agent Review and other tax contingencies related to our 1999 purchase of American Indemnity Financial Corporation. The effect of the elimination was a reduction of deferred tax liabilities and a reduction in current federal income tax expense of $1,143,000.

Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." At December 31, 2002, we had approximately $2,121,000 of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the enactment of new tax legislation, we do not believe that any significant portion of the account will be taxed in the near future; therefore, no deferred tax liability has been recognized relating to the Policyholders' Surplus balance. If the entire Policyholders' Surplus balance became taxable at the current federal rate, the tax would be approximately $742,000.



NOTE 10. EMPLOYEE BENEFIT OBLIGATIONS

The defined benefit pension plan covers substantially all employees. Under this plan, retirement benefits are primarily a function of the number of years of service and the level of compensation. It is our policy to fund this plan on a current basis to the extent deductible under existing tax regulations. We use December 31 as the date for measuring plan assets and liabilities.

Effective January 1, 2000, the postretirement health care plans of United Fire and American Indemnity Financial Corporation were merged. This merger brought all nonretired American Indemnity Financial Corporation employees into our plan; retired American Indemnity Financial Corporation employees were not affected by this merger and retain their full benefits accrued under the American Indemnity Financial Corporation plan. The merged defined benefit postretirement health care plan covers substantially all benefit-eligible employees. The plan pays stated percentages of most necessary medical and dental expenses incurred by retirees, after subtracting payments by Medicare or other providers and after the stated deductible has been met. Participants become eligible for the benefits if they retire from United Fire after reaching age 55 with 10 or more years of participation in the plan and 10 or more years of employment with the plan sponsor. The plan is contributory, with retiree contributions generally adjusted annually.

Under the merged plan, the employment date of the nonretired American Indemnity Financial Corporation employees is considered to be January 1, 2000, for purposes of determining eligibility for plan benefits. The effect of the merger was the termination of the future accrual of medical and dental benefits and the forfeiture of such benefits previously accrued for these employees under the American Indemnity Financial Corporation postretirement health care plan. The change and elimination of medical and dental benefits resulted in a negative plan amendment of $253,000, which is considered negative prior service cost that will be amortized over a period of 11 years as a reduction to the net periodic postretirement benefit cost recognized in earnings. In addition, these employees will not be eligible for postretirement life insurance as previously accrued under the American Indemnity Financial Corporation postretirement health care plan. The elimination of the accrued life insurance benefit resulted in a curtailment gain of $103,000, which is reflected as a current gain in 2000 earnings, and a negative plan amendment of $391,000, which is considered negative prior service cost that will be amortized to earnings over a period of 12 years. The retirees of American Indemnity Financial Corporation retained their health care and life insurance benefits provided under the American Indemnity Financial Corporation postretirement health care plan, having reached age 55 with 25 years of service, or age 60 with 20 years of service, or age 65 with 15 years of service as of December 31, 1999.

The following table provides a reconciliation of the changes in both plans' benefit obligations and fair value of plan assets and a statement of the funded status for 2002 and 2001.

	(Dollars in Thousands)			
	Pension benefits		Other benefits	
At December 31	**2002**	2001	**2002**	2001
Reconciliation of benefit obligation				
Obligation at beginning of year	**$ 31,066**	$ 26,426	**$ 9,748**	$ 8,332
Service cost	**1,429**	1,370	**496**	410
Interest cost	**2,117**	2,037	**723**	633
Plan amendments	**114**	–	**–**	–
Actuarial (gain) loss	**1,003**	2,256	**2,678**	(143)
Benefit payments and adjustments	**(1,009)**	(1,023)	**(783)**	516
Obligation at December 31	**$ 34,720**	$ 31,066	**$ 12,862**	$ 9,748
Reconciliation of fair value of plan assets				
Fair value of plan assets at beginning of year	**$ 21,155**	$ 19,098	**$ –**	$ –
Actual return on plan assets	**(975)**	792	**–**	–
Employer contributions	**3,498**	2,288	**783**	(516)
Benefit payments and adjustments	**(1,009)**	(1,023)	**(783)**	516
Fair value of plan assets at December 31	**$ 22,669**	$ 21,155	**$ –**	$ –
Funded Status				
Funded status at December 31	**$ (12,051)**	$ (9,911)	**$(12,862)**	$ (9,748)
Unrecognized prior service cost	**748**	742	**(71)**	15
Unrecognized (gain) loss	**9,400**	5,758	**2,423**	(257)
Minimum pension liability adjustment	**(3,500)**	(549)	**–**	–
Accrued benefit cost	**$ (5,403)**	$ (3,960)	**$(10,510)**	$ (9,990)

The following table provides the components of net periodic benefit cost for the plans for 2002, 2001 and 2000.

	(Dollars in Thousands)					
	Pension benefits			Other benefits		
Years Ended December 31	**2002**	2001	2000	**2002**	2001	2000
Plan costs						
Service cost	**$ 1,429**	$ 1,370	$ 1,127	**$ 496**	$ 410	$ 384
Interest cost	**2,117**	2,037	1,837	**723**	633	596
Expected return on plan assets	**(1,787)**	(1,629)	590	**–**	–	–
Amortization of prior service cost	**108**	97	97	**87**	87	87
Amortization of net (gain) loss	**122**	127	(2,246)	**(3)**	(42)	(39)
Effect of curtailment	**–**	–	–	**–**	–	(103)
Net periodic benefit cost	**$ 1,989**	$ 2,002	$ 1,405	**$ 1,303**	$ 1,088	$ 925

The unrecognized prior service cost and the unrecognized actuarial loss are being amortized on a straight-line basis over an average period of eight years. This period represents the average remaining employee service period until the date of full eligibility.

The assumptions used in the measurement of our benefit obligations are shown in the following table.

	Pension benefits		Other benefits	
Weighted-average assumptions as of December 31	**2002**	2001	**2002**	2001
Discount rate	**6.75%**	7.25%	**6.75%**	7.25%
Expected return on plan assets	**8.25%**	8.25%	**N/A**	N/A
Rate of compensation increase	**4.00%**	4.00%	**N/A**	N/A

At December 31, 2002, we have a recorded minimum pension liability of $3,500,000 (before tax), which represents the amount that we recognized to cover a $4,248,000 deficit occurring as a result of our fair value of plan assets being less than our accumulated benefit obligation. The amount of this deficit is first offset by any prepaid pension cost ($748,000) to arrive at the additional pretax minimum pension liability required to be recognized in our Consolidated Financial Statements.

At December 31, 2001, we had a recorded minimum pension liability of $549,000 (before tax), which represents the amount that we must recognize to cover a $1,291,000 deficit occurring as a result of our fair value of plan assets being less than our accumulated benefit obligation. The amount of this deficit is first offset by any prepaid pension cost ($742,000) to arrive at the additional minimum pension liability required to be recognized in our Consolidated Financial Statements.

For measurement purposes, a 12.0 percent annual rate of increase in the per capita cost of covered health care benefits is assumed for 2003. The rate is assumed to decrease gradually each year to a rate of 5.25 percent for 2010 and remain at that level thereafter. For dental claims, a 5.25 percent annual rate of increase was assumed for 2003, decreasing gradually to 4.75 percent for 2005 and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0 percent change in assumed health care cost trend rates would have the following effects.

	(Dollars in Thousands)	
	1 Percent Increase	1 Percent Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 225	$ (179)
Effect on the health care component of the accumulated postretirement benefit obligation	2,047	(1,650)

The annual per capita contributions for the benefits provided to retired American Indemnity Financial Corporation employees are capped. As a result, increases in the assumed health care cost trend rate will have no significant effect on the accumulated postretirement benefit obligation or on the net periodic postretirement benefit cost as of December 31, 2002.

The pension plan owned 101,029 shares of United Fire common stock, with a market value of $3,379,000, as of December 31, 2002. Dividends on these shares totaled $74,000 during 2002. The plan has also made deposits with United Life Insurance Company totaling $9,684,000, to be used by the plan to purchase retirement annuities from that company. The annuity fund maintained by United Life Insurance Company is credited with compound interest on the average fund balance for the year. The interest rate will be equivalent to the ratio of net investment income to mean assets of United Life Insurance Company.

We have a profit-sharing plan in which employees who meet service requirements are eligible to participate. The amount of our contribution is discretionary and is determined annually, but cannot exceed the amount deductible for federal income tax purposes. Our contribution to the plan for the years ended December 31, 2002, 2001 and 2000, was $1,320,000, $1,728,000 and $793,000, respectively.

We also have an Employee Stock Ownership Plan for the benefit of eligible employees and their beneficiaries. All employees are eligible to participate in the plan upon completion of one year of service, meeting the hourly requirements with United Fire and attaining age 21. Contributions to this plan are made at our discretion. These contributions are based upon a percentage of total payroll and are allocated to participants on the basis of compensation. We make contributions in stock or cash, which the Trustee uses to acquire shares of United Fire stock to allocate to participants' accounts. As of December 31, 2002, 2001 and 2000, the Employee Stock Ownership Plan owned 126,216, 127,190 and 127,386 shares of United Fire stock, respectively. Shares owned by the Employee Stock Ownership Plan are included in shares issued and outstanding for purposes of calculating earnings per share, and dividends paid on the shares are charged to retained earnings. We made contributions to the plan of $90,000, $60,000 and $50,000 in 2002, 2001 and 2000 respectively.

We have a nonqualified employee stock option plan that authorizes the issuance of up to 500,000 shares of United Fire common stock to employees. The plan is administered by the Board of Directors. The Board has the authority to determine which employees will receive options, when options will be granted, and the terms and conditions of the options. The Board may also take any action it deems necessary and appropriate for the administration of the plan. Pursuant to the plan, the Board may, at its sole discretion, grant options to any employees of United Fire or any of its affiliated companies, including any director. These options are granted to buy shares of United Fire's stock at the market value of the stock on the date of grant. The options vest and are exercisable in installments of 20 percent of the number of shares covered by the option award each year from the grant date. To the extent not exercised, installments shall accumulate and be exercisable by the optionee, in whole or in part, in any subsequent year included in the option period, but not later than 10 years from the grant date. Stock options are generally granted free of charge to the eligible employees of United Fire as designated by the Board of Directors.

The following table sets forth the activity of our stock option plan for the years ended December 31, 2002, 2001, and 2000.

	2002		2001		2000	
	Shares of Common Stock	**Weighted-Average Price**	Shares of Common Stock	Weighted-Average Price	Shares of Common Stock	Weighted-Average Price
Outstanding at beginning of year	**31,271**	**$ 23.13**	16,771	$ 22.35	6,021	$ 26.38
Granted	**30,750**	**32.96**	14,500	24.04	10,750	20.09
Exercised	**(1,525)**	**23.62**	–	–	–	–
Outstanding at end of year[1]	**60,496**	**$ 28.11**	31,271	$ 23.13	16,771	$ 22.35
Options exercisable at year-end	**9,288**	**$ 23.19**	4,558	$ 23.41	1,204	$ 26.38
Weighted-average grant-date fair value of options granted during the year		**$ 12.80**		$ 7.94		$ 9.03

[1]There were no options forfeited or expired during 2002, 2001 and 2000.

The weighted-average grant-date fair value of the options granted under the plan has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions.

	2002	2001	2000
Risk-free interest rate	**4.36%**	5.10%	6.50%
Expected option life (in years)	**7.00**	10.00	10.00
Expected dividends	**$0.72**	$0.72	$0.68
Expected volatility	**40.15%**	41.00%	49.00%

The following table summarizes information regarding the stock options outstanding at December 31, 2002.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted-Average Remaining Contractual Life (yrs.)	Weighted-Average Exercise Price	Number Exercisable at 12/31/02	Weighted-Average Exercise Price
$ 18-24	19,750	7.70	$ 20.62	5,300	$ 20.48
25-30	5,996	6.25	26.38	3,588	26.38
31-36	34,750	9.25	33.63	400	30.50
$ 18-36	60,496	8.44	$ 27.68	9,288	$ 23.19

We have elected to account for our stock options under Accounting Principles Board Opinion No. 25 and its related interpretations. As such, no compensation cost is recognized because the exercise price of United Fire's stock options is equal to the market price of the underlying stock on the date of the grant. If the stock options had been accounted for under Statement of Financial Accounting Standard No. 123, compensation cost would have been recorded based on the grant-date fair value attributable to the number of options that eventually vest. This cost is recognized over the period in which the options vest, with the amount recognized at any date being at least equal to the value of the vested portion of the award at that date. The amount of compensation cost that would have been recognized as of December 31, 2002, 2001 and 2000 under Statement of Financial Accounting Standard No. 123 has been determined to have an immaterial impact on the net income and earnings per share reported in our Consolidated Financial Statements.



NOTE 11. REDEEMABLE PREFERRED STOCK

On May 6, 2002, we issued 2,760,000 shares of 6.375 percent convertible preferred stock, Series A at $25 per share. In connection with the preferred stock issuance, we collected net proceeds of $64,884,000. The preferred shares are nonvoting. Dividends on the preferred stock are cumulative from the date of original issuance and are payable on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2002. Through December 31, 2002, we paid and accrued dividends of $2,871,000 on our preferred stock. The preferred stock has a liquidation preference and redemption price of $25 per share.

Issuance costs in connection with our preferred stock offering totaled $4,116,000. We will accrete these costs over a 12-year period. Through December 31, 2002, we have accreted $229,000 related to the preferred stock issuance costs. We will review the accretion period annually to determine if we need to accelerate the accretion.

The preferred stock is convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock at an initial conversion price of $40.26 per share of common stock, which is equivalent to .621 shares of common stock for each share of preferred stock converted. The conversion price is subject to adjustment upon the occurrence of certain events.

We may redeem all or any shares of preferred stock on or after May 15, 2005. The preferred stock will be subject to mandatory redemption on May 15, 2014.

In connection with the issuance of the preferred shares, the Board of Directors authorized the issuance of an additional 10,000,000 common shares. A portion of these authorized shares will be issued to accommodate the conversion of the preferred stock into common stock.



NOTE 12. SEGMENT INFORMATION

We have two reportable business segments in our operations: property and casualty insurance and life insurance. The property and casualty segment has four locations from which it conducts its business. All offices target a similar customer base, market the same products and use the same marketing strategies, and are therefore aggregated. The life insurance segment operates from our home office. The accounting policies of the segments are the same as those described in Note 1. We evaluate the two segments on both a statutory basis and on the basis of accounting principles generally accepted in the United States. Results are analyzed, based on profitability (i.e. loss ratios), expenses and return on equity. Because we sell all insurance domestically, we have no revenues allocable to foreign operations. The analysis on the following pages is reported on the basis of accounting principles generally accepted in the United States and is reconciled to our Consolidated Financial Statements.

The property and casualty segment markets most forms of commercial and personal property and casualty insurance products, including fidelity and surety bonds and reinsurance. The business is generated through approximately 1,140 independent agencies and brokers in 41 states. Of these states, our strongest property and casualty markets are Texas, Iowa, Louisiana, Illinois and Missouri, which accounted for approximately 54.4 percent of our direct property and casualty premiums written in 2002.

United Life Insurance Company underwrites and markets ordinary life (primarily universal life), annuities (primarily single premium) and credit life products to individuals and groups through approximately 1,330 independent agencies in 26 states. Of these states, Iowa, Minnesota, Wisconsin, Nebraska and Illinois accounted for approximately 72.5 percent of our direct life insurance premiums written in 2002.

Total revenue by segment includes sales to both outside customers and intersegment sales that are eliminated to arrive at the total revenues as reported in our Consolidated Statements of Income. We account for inter-segment sales on the same basis as sales to outside customers. The table on the following pages sets forth certain data for each of our business segments. Depreciation expense and property and equipment acquisitions for the years ended December 31, 2002, 2001 and 2000, are reflected in the property and casualty insurance segment.

(Dollars in Thousands)			
Years Ended December 31	**2002**	2001	2000
Property and Casualty Insurance Segment			
Revenues			
Net premiums earned:			
Fire and allied lines[1]	**$ 131,642**	$ 111,367	$ 96,894
Automobile	**110,697**	98,215	85,323
Other liability[2]	**84,339**	68,434	57,720
Workers compensation	**31,137**	29,475	25,858
Fidelity and surety	**21,917**	20,481	18,087
Reinsurance	**8,815**	17,504	22,539
Miscellaneous	**866**	1,106	850
Total net premiums earned	**$ 389,413**	$ 346,582	$ 307,271
Net investment income	**27,869**	28,352	25,536
Realized investment gains (losses)	**(1,635)**	1,885	2,927
Commission and policy fee income	**1,730**	2,108	2,172
Total reportable segments	**$ 417,377**	$ 378,927	$ 337,906
Intersegment eliminations	**(125)**	(125)	(137)
Total revenues	**$ 417,252**	$ 378,802	$ 337,769
Net income before income taxes			
Revenues	**$ 417,377**	$ 378,927	$ 337,906
Benefits, losses and expenses	**396,619**	362,626	329,253
Total reportable segments	**$ 20,758**	$ 16,301	$ 8,653
Intersegment eliminations	**93**	92	85
Total net income before income taxes	**$ 20,851**	$ 16,393	$ 8,738
Income tax expense	**3,378**	834	(1,072)
Net income	**$ 17,473**	$ 15,559	$ 9,810
Assets			
Total reportable segments	**$ 997,324**	$ 862,536	$ 830,263
Intersegment eliminations	**(175,665)**	(137,188)	(127,683)
Total assets	**$ 821,659**	$ 725,348	$ 702,580

[1] "Fire and allied lines" in this table includes fire, allied lines, homeowners, commercial multiple peril and inland marine.

[2] "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.

Table is continued on following page

	(Dollars in Thousands)		
Years Ended December 31	**2002**	2001	2000
Life Insurance Segment			
Revenues			
Net premiums earned:			
Universal life	**$ 10,007**	$ 9,180	$ 9,016
Ordinary life (other than universal)	**6,203**	5,489	4,753
Accident and health	**6,414**	5,773	5,341
Annuities	**166**	274	2,422
Credit life	**5,027**	4,660	4,537
Group accident and health	**274**	278	235
Total net premiums earned	**$ 28,091**	$ 25,654	$ 26,304
Net investment income	**77,809**	70,682	61,468
Realized investment losses	**(12,166)**	(2,071)	(5,009)
Other	**109**	102	257
Total reportable segments	**$ 93,843**	$ 94,367	$ 83,020
Intersegment eliminations	**(218)**	(217)	(210)
Total revenues	**$ 93,625**	$ 94,150	$ 82,810
Net income before income taxes			
Revenues	**$ 93,843**	$ 94,367	$ 83,020
Benefits, losses and expenses	**88,548**	82,038	74,324
Total reportable segments	**$ 5,295**	$ 12,329	$ 8,696
Intersegment eliminations	**(93)**	(92)	(85)
Total net income before income taxes	**$ 5,202**	$ 12,237	$ 8,611
Income tax expense	**1,889**	3,703	2,894
Net income	**$ 3,313**	$ 8,534	$ 5,717
Assets			
Total assets	**$ 1,337,816**	$ 1,126,491	$ 971,529
Consolidated Totals			
Total consolidated revenues	**$ 510,877**	$ 472,952	$ 420,579
Total consolidated net income	**$ 20,786**	$ 24,093	$ 15,527
Total consolidated assets	**$ 2,159,475**	$ 1,851,839	$ 1,674,109



NOTE 13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth our selected unaudited quarterly financial information.

(Dollars in Thousands Except Per Share Data)

Quarters	First	Second	Third	Fourth	Total
Fiscal year ended December 31, 2002					
Total revenues	**$ 123,246**	**$ 119,809**	**$ 131,898**	**$ 135,924**	**$ 510,877**
Net income	**$ 11,092**	**$ 3,818**	**$ 2,820**	**$ 3,056**	**$ 20,786**
Basic earnings per common share	**$ 1.11**	**$ 0.31**	**$ 0.16**	**$ 0.18**	**$ 1.76**
Diluted earnings per common share	**$ 1.10**	**$ 0.31**	**$ 0.16**	**$ 0.18**	**$ 1.76**
Fiscal year ended December 31, 2001					
Total revenues	$ 112,752	$ 115,841	$ 121,606	$ 122,753	$ 472,952
Net income (loss)	$ 10,647	$ (215)	$ 1,503	$ 12,158	$ 24,093
Basic and diluted earnings (loss) per common share	$ 1.06	$ (0.02)	$ 0.15	$ 1.21	$ 2.40
Fiscal year ended December 31, 2000					
Total revenues	$ 100,232	$ 101,611	$ 107,671	$ 111,065	$ 420,579
Net income	$ 3,382	$ 949	$ 7,094	$ 4,102	$ 15,527
Basic and diluted earnings per common share	$ 0.34	$ 0.09	$ 0.71	$ 0.41	$ 1.55

NOTE 14. EARNINGS AND DIVIDENDS PER COMMON SHARE

We compute earnings per share in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share." Accordingly, we compute basic earnings per share by dividing net income or loss available to common shareholders (net income or loss less dividends to preferred shareholders and accretions of preferred stock issuance costs) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share gives effect to all potentially dilutive common shares outstanding during the period. The potentially dilutive shares we consider in our diluted earnings per share calculation relate to our convertible preferred stock outstanding as well as our outstanding stock options.

We determine the dilutive effect of our convertible preferred stock using the "if-converted" method. Under this method, we add to the denominator of the earnings per share calculation a number determined by multiplying the number of convertible preferred shares by the stated conversion rate. We also add the amount of preferred dividends and accretions back to the numerator of the earnings per share equation due to the assumed conversion of all the convertible preferred stock to common stock. If the effect of the if-converted method is anti-dilutive, the effect on diluted earnings per share of our convertible preferred stock is disregarded. This was the case in our diluted earnings per share calculation for each of the 2002 reporting periods in which we had preferred shares outstanding.

We determine the dilutive effect of our stock options outstanding using the "treasury stock" method. Under this method, we assume the exercise of all of the outstanding options whose exercise price is less than the weighted-average fair market value of our stock during the period. This method also assumes that the proceeds from the hypothetical stock option exercises are used to repurchase shares of common stock at the weighted-average fair market value of the stock during the period. The net of the assumed options exercised and assumed common shares repurchased represents the number of potentially dilutive common shares, which we add to the denominator of the earnings per share calculation. The components of basic and diluted earnings per share are displayed in the following table.

Years Ended December 31	**2002**	2001
Earnings available to common shareholders	**$ 17,686,000**	$ 24,093,000
Weighted average common shares outstanding	**10,037,052**	10,035,819
Potentially dilutive common shares	**9,531**	4,425
Weighted average common and potential shares outstanding	**10,046,583**	10,040,244
Basic earings per share	**$ 1.76**	$ 2.40
Diluted earnings per share	**1.76**	2.40

Cash dividends per common share of $.73 and $.72 were declared in 2002 and 2001, respectively.



NOTE 15. COMPREHENSIVE INCOME

The change in our stockholders' equity from transactions and other events and circumstances from nonshareholder sources is referred to as comprehensive income. It includes all changes in equity during a period except those resulting from investments by shareholders and dividends to shareholders.

The primary components of our comprehensive income are net income, net unrealized appreciation and depreciation on available-for-sale securities and minimum pension liability adjustments. The following table sets forth the components of other comprehensive income, and the related tax effects, for the years ended December 31, 2002, 2001 and 2000.

	(Dollars in Thousands)		
	Amount Before Tax	Income Tax (Expense) Benefit	Amount Net of Taxes
2002			
Minimum pension liability adjustment	**$ (2,951)**	**$ 1,225**	**$ (1,726)**
Net unrealized depreciation arising during the period	**(9,567)**	**3,348**	**(6,219)**
Adjustment for net realized losses included in income	**13,801**	**(4,830)**	**8,971**
Other comprehensive income	**$ 1,283**	**$ (257)**	**$ 1,026**
2001			
Minimum pension liability adjustment	$ (549)	$ 192	$ (357)
Net unrealized appreciation arising during the period	7,875	(2,948)	4,927
Adjustment for net realized losses included in income	186	(65)	121
Other comprehensive income	$ 7,512	$ (2,821)	$ 4,691
2000			
Net unrealized appreciation arising during the period	15,863	(5,552)	10,311
Adjustment for net realized losses included in income	2,082	(729)	1,353
Other comprehensive income	$ 17,945	$ (6,281)	$ 11,664



NOTE 16. LEASE COMMITMENTS

At December 31, 2002, we were obligated under noncancelable operating lease agreements principally relating to office space, vehicles, computer equipment and office equipment. Most of our leases include renewal options, purchase options or both. These provisions may be exercised by us upon the expiration of the related lease agreements. Rental expense under our operating lease agreements was $2,494,000, $2,182,000, and $1,176,000 for the years ended December 31, 2002, 2001 and 2000 respectively.

At December 31, 2002, our future minimum rental payments are as follows.

	(Dollars in Thousands)
2003	$ 1,894
2004	572
2005	184
2006	146
2007	144
Thereafter	1,392
Total	$ 4,332



NOTE 17. ESCROW AGREEMENT

During the third quarter of 2001, we presented a claim against an escrow account held for the deferred payment of $1.00 per share to prior shareholders of American Indemnity Financial Corporation, which was acquired by us in August 1999. The amount of this escrow totaled $1,990,000 and is recorded as a part of other assets on our Consolidated Balance Sheet. Representatives of American Indemnity Financial Corporation have responded to our claim. We anticipate further correspondence with American Indemnity Financial Corporation's stockholder representatives prior to the resolution of the escrow claim.

Directors and Executive Officers

DIRECTORS OF THE COMPANY

Name (Age, as of 12/31/02)	Present Position, Name and Principal Business of Director
Scott McIntyre Jr. (69)	Chairman of the Board, United Fire & Casualty Company
Christopher R. Drahozal (41)	Professor of Law, University of Kansas School of Law, Lawrence, Kansas
Jack B. Evans (54)	President, Hall-Perrine Foundation and Vice Chairman of the Board, United Fire & Casualty Company
Casey D. Mahon (51)	Attorney at law; Adjunct Professor of Law, University of Iowa College of Law
Thomas K. Marshall (69)	Retired
George D. Milligan (46)	President, The Graham Group, Inc., Des Moines, Iowa
Mary K. Quass (52)	President and Chief Executive Officer, Quass Communications, LLC, Cedar Rapids, Iowa
John A. Rife (60)	President and Chief Executive Officer, United Fire & Casualty Company; President, United Life Insurance Company; President, American Indemnity Financial Corporation and subsidiaries
Byron G. Riley (72)	Attorney, Firm of Bradley & Riley, P.C., Cedar Rapids, Iowa
Kyle D. Skogman (52)	President, Skogman Construction Company of Iowa, Cedar Rapids, Iowa
Frank S. Wilkinson Jr. (63)	Retired

EXECUTIVE OFFICERS OF THE COMPANY

Name (Age, as of 12/31/02)	Office Held and Tenure
Scott McIntyre Jr. (69)	Chairman of the Board since 1980; Director since 1956
John A. Rife (60)	Chief Executive Officer, United Fire & Casualty Company, since May 2000; President of American Indemnity Financial Corporation and subsidiaries since August 1999; President of United Fire since May 1997; President of United Life Insurance Company since 1984; employed by United Fire since 1976
Richard B. Swain (45)	Senior Vice President since February 1999; Vice President, Underwriting, at Hastings Mutual Insurance Company, Hastings, Michigan, from May 1998 to February 1999; employed by United Fire as Vice President, Lincoln Regional Office, from October 1993 to May 1998
Kent G. Baker (59)	Vice President and Chief Financial Officer since 1984
John R. Cruise (61)	Vice President, Reinsurance, since 1986
Barrie W. Ernst (48)	Vice President and Chief Investment Officer since August 2002; employed by SCI Financial Group from 1980 to 2002
E. Dean Fick (58)	Vice President, Claims, since 1991
Shona Frese (58)	Corporate Secretary since December 1996; employed by United Fire since 1966
David L. Hellen (50)	Resident Vice President, Denver Regional office, since 1987
Wilburn J. Hollis (62)	Vice President, Human Resources, since June 1996; Director of Human Resources at Norwest Financial in Des Moines, Iowa, from 1989 to 1996
E. Addison Hulit (63)	Vice President since May 1995; employed by United Fire since 1993
Robert B. Kenward (60)	Vice President, Information Services, since 1992
David A. Lange (45)	Corporate Secretary since February 1997; Fidelity and Surety Claim Manager since 1987
Dianne M. Lyons (39)	Controller since November 1999; employed by United Fire as Accounting Manager and Financial Accountant since 1983
James A. Mason (55)	Resident Vice President since February 2000; Branch Manager, Reliance Insurance Company, New Orleans, from January 1999 to January 2000; Regional President, Southern Region, from 1995 to 1998 and Vice President/General Manager from 1992 to 1994, St. Paul Insurance Company, Dallas, Texas
Randy A. Ramlo (41)	Vice President, Fidelity & Surety, since November 2001; Commercial Lines Underwriting Manager from 1996 to 2001; employed by United Fire since 1984
Neal R. Scharmer (46)	Vice President since May 2001; employed by United Fire as General Counsel since 1995; Senior Counsel, Grinnell Mutual Reinsurance Company from 1989 to 1995
Galen E. Underwood (62)	Treasurer since 1979
Stanley A. Wiebold (58)	Vice President, Underwriting, since 1986
Michael T. Wilkins (39)	Vice President, Corporate Administration since August 2002; Resident Vice President, Central Plains Regional Office, 1998 to 2002; employed by United Fire since 1985

DIRECTORS OF SUBSIDIARY COMPANIES

United Life Insurance Company
C. Richard Ekstrand
Jack B. Evans
Scott McIntyre Jr.
John A. Rife
Byron G. Riley

Insurance Brokers & Managers, Inc.
Kent G. Baker
Carlyn K. Lewis
Scott McIntyre Jr.
John A. Rife

Lafayette Insurance Company
Carlyn K. Lewis
Scott McIntyre Jr.
John A. Rife
Neal R. Scharmer
Leo F. Wegmann Jr.

Addison Insurance Company
Frederick A. Beyer
Thomas W. Gagnon Jr.
E. Addison Hulit
Scott McIntyre Jr.
Linda J. Pearson
John A. Rife

American Indemnity Financial Corporation
Kent G. Baker
Jack B. Evans
E. Dean Fick
Scott McIntyre Jr.
John A. Rife
Byron G. Riley
J. Fellman Seinsheimer III

OFFICERS OF UNITED FIRE & CASUALTY COMPANY

Chairman
Scott McIntyre Jr.

President
John A. Rife

Senior Vice President
Richard B. Swain

Vice Presidents
Kent G. Baker
John R. Cruise
Barrie W. Ernst
E. Dean Fick
David L. Hellen
Wilburn J. Hollis
E. Addison Hulit
Robert B. Kenward
James S. Mason
Randy A. Ramlo
Neal R. Scharmer
Stanley A. Wiebold
Michael T. Wilkins

Assistant Vice Presidents
John T. Anderson Jr.
Robert J. DeCamp
Bruce K. Miller
Scott A. Minkel
Sandra L. Orban
Douglas L. Penn
Steven D. Ross
Allan J. Schons
Allen R. Sorensen
Colleen R. Sova
Douglas A. Walters

Secretaries
Shona Frese
David A. Lange

Assistant Secretary
Donna M. Fugate

Treasurer
Galen E. Underwood

Controller
Dianne M. Lyons

OFFICERS OF SUBSIDIARY COMPANIES

United Life Insurance Company
Chairman
Scott McIntyre Jr.

President
John A. Rife

Executive Vice President and Treasurer
Samuel E. Hague

Vice Presidents
Ronald D. Brandt
Rickey L. Pettyjohn

Secretary
Jean Newlin Schnake

Insurance Brokers & Managers, Inc.
Chairman
Scott McIntyre Jr.

President
Carlyn K. Lewis

Secretary
Leo F. Wegmann Jr.

Treasurer
Kent G. Baker

Lafayette Insurance Company
Chairman
Scott McIntyre Jr.

President
Carlyn K. Lewis

Secretary
Leo F. Wegmann Jr.

Treasurer
Kent G. Baker

Assistant Secretary
Shona Frese



Addison Insurance Company
Chairman
Scott McIntyre Jr.

President
E. Addison Hulit

Secretary
Shona Frese

Treasurer
Kent G. Baker

American Indemnity Financial Corporation and Subsidiaries
Chairman
Scott McIntyre Jr.

President
John A. Rife

Executive Vice President
Richard B. Swain

Vice Presidents
Roger F. Briggs
Mildred L. Phillips

Secretary
Helen K. Lohec

Treasurer
Kent G. Baker

Assistant Secretary
Shona Frese

UNITED FIRE GROUP

UNITED FIRE & CASUALTY COMPANY

UNITED LIFE INSURANCE COMPANY

LAFAYETTE INSURANCE COMPANY

INSURANCE BROKERS & MANAGERS INC.

ADDISON INSURANCE COMPANY

AMERICAN INDEMNITY FINANCIAL CORPORATION